SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No    ☒

EXHIBIT 99.1

Summary of 2004 1H Business Report

I.	Company Overview

	1.	Purpose of Company
		a.	Scope of Business
		b.	Scope of Business of Subsidiaries
	2.	History of the Company
		a.	Company History
		b.	Associated Business Group
	3.	Capital Structure
		a.	Change in Capital
		b.	Expected Changes in Capital
		c.	Convertible Bonds
		d.	Stock Options
	4.	Total Number of Authorized Shares
		a.	Total Number of Authorized Shares
		b.	Information of Issued Shares
		c.	Stock Options
		d.	Status of Employee Stock Option Program
	5.	Voting Rights
	6.	Dividend Information
		a.	Dividend Information for Past Years

II.	Description of Business

	1.	Business Overview
		a.	Current Trend of Industry
		b.	Company Status
	2.	Overview of Operations
		a.	Performance of Operations
		b.	Financing of Operations
		c.	Transactions related to Commission Fees
	3.	Other Details Relevant to Investment Decisions
		a.	Won-denominated Current Ratio
		b.	Foreign Currency-denominated Current Ratio
		c.	Debt Ratio
		d.	Credit Ratios
		e.	Other Important Information

III.	Financial Information

	1.	Condensed Financial Statement (Non-consolidated)

IV.	Independent Auditor’s Opinion

	1.	Independent Auditor’s Opinion
		a.	Independent Auditor
	2.	Compensation to the Independent Auditor
		a.	Auditing Service
		b.	Compensation for Services other than the Audit

V.	Corporate Governance and Affiliated Companies

	1.	Overview of Corporate Governance
		a.	About the Board of Directors
	2.	Related Companies
		a.	Invested Shares in Related Companies
		b.	Year-end Performance of Affiliated Companies and Subsidiaries
	3.	Investments in Other Companies

VI.	Stock Information

	1.	Stock Distribution
		a.	Stock Information of Major Shareholders and Related Parties
		b.	Share Ownership of more than 5%
		c.	Shareholder Distribution
		d.	Total Minority Shareholders, Major Shareholders and Other Shareholders
	2.	Stock Price and Stock Market Performance for the Past Six Months
		a.	Domestic Stock Market
		b.	Foreign Stock Market

VII.	Directors and Employee Information

		1.	Directors
		2.	Employee Status
		3.	Labor Union Membership

VIII.	Related Party Transactions

	1.	Transactions with Affiliated Parties
		a.	Transactions of Provisional Payments and Loans (including secured loans)
		b.	Payment Transactions
		c.	Real-Estate Transactions (including rent activities)

IX.	Appendix

	1.	Deposits
	2.	Loans and Debentures Provided
	3.	Debentures Issued

I.	Company Overview

1.	Purpose of Company

a.	Scope of Business

Acquisition/ownership of shares in companies, which are engaged in financial services or are closely related to financial services and the governance and/or management of such companies

(1)	Corporate Management

1.	Setting management targets for subsidiaries and approving subsidiary business plans of subsidiaries

2.	Evaluation of subsidiary business performance and establishment of compensation levels

3.	Formulation of corporate governance structures of subsidiaries

4.	Inspection of operational and asset status of subsidiaries

5.	Activities complementary to aforementioned business activities from number 1 to 4

(2)	Corporate Management Support Activities

1.	Funding of Affiliates (in this provision and hereinafter, includes direct and indirect subsidiaries)

2.	Capital investment in subsidiaries or procurement of funds for funding of Affiliates

3.	Development and sale of products jointly with Affiliates and administrative support for joint use of facilities and computer systems with Affiliates

4.	Activities ancillary to the activities in the above items, for which the authorization, permission or approval is not required under the relevant laws and regulations

(3)	All businesses or activities directly or indirectly related to the businesses listed above

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

–	Banking business activities

–	Ancillary business activities

2.	Supplementary Businesses

–	Trust business activities

–	Credit card business activities

–	Other authorized business activities

(2)	Kyongnam Bank

1.	Primary Businesses

–	Banking business activities

–	Ancillary business activities

2.	Supplementary Businesses

–	Trust business activities

–	Credit card business activities

–	Other authorized business activities

(3)	Kwangju Bank

1.	Primary Businesses

–	Banking business activities

–	Ancillary business activities

2.	Supplementary Businesses

–	Trust business activities

–	Credit card business activities

–	Other authorized business activities

(4)	Woori Securities

1)	Securities dealing

2)	Consignment sales of securities

3)	Brokering of securities transactions and/or proxy transactions

4)	Brokering of securities in domestic securities markets and overseas markets

5)	Underwriting securities

6)	Offering of securities

7)	Conscription for securities sales

8)	Securities saving services

9)	Overseas securities trading

10)	Securities secured loans and securities lending

11)	Credit services related to securities trading

12)	Securities and shareholdings valuation

13)	Securities safekeeping

14)	Trading and brokering of marketable certificate of deposits

15)	Agent services for foreigners

16)	Payment guarantee for corporate bond principal and interest

17)	Trustee services for bond offerings

18)	M&A mediation and brokering

19)	Public offering related deposit agent services

20)	Foreign exchange services

21)	Domestic consignment sales of foreign investment trust securities

22)	Bill discounts and trading

23)	Bill brokering

24)	Corporate management and restructuring, financial advisory

25)	Real estate leasing

26)	Lending of securities to institutional investors

27)	Lottery and ticket sales

28)	Training related to securities operations

29)	Publishing books and other publications

30)	Leasing and sales of IT systems and software related to securities

31)	Customer investment funds related to foreign exchange and foreign currency hedging

32)	Foreign exchange trading, exchange, brokering of lendings and derivatives

33)	Consignment sales of mutual funds

34)	Futures under the Futures Trading Act

35)	Investment advisory, discretionary investment under the Indirect Investment Assets Management Act

36)	Lending of securities, brokering, arranging and agent service

37)	Underwriting, brokering and agent service for securities issued on a private placement basis

38)	Trading, brokering and agent service for loans

39)	Safeguard deposit of securities

40)	Asset management and trustee services for securitization specialty companies under asset securitization regulations

41)	Trading, brokering and agent service for OTC derivatives

42)	Other businesses and activities related to the businesses listed above

(5)	Woori Investment Trust Management

1)	Securities investment trust management

2)	Investment advisory and investment transactions

3)	Futures investment

4)	Call transactions

5)	Purchasing bills

6)	All businesses or activities directly or indirectly related to businesses 1 to 5 mentioned above

(6)	Woori Finance Information System

1)	Development, distribution and management of computer systems

2)	Consulting services in computer implementation and usage

3)	Distribution, mediation and lease of computer systems

4)	Maintenance of computer related equipment

5)	Publish and distribution of IT-related reports and books

6)	Educational services related to computer usage

7)	Research on information technology and training outsourcing

8)	Internet related business

9)	Information communication, telecommunications and information distribution services

10)	Manufacturing and distribution of audio-visual media

11)	Information processing and outsourcing services

12)	All businesses or activities directly or indirectly related to the businesses listed above

(7)	Woori F&I

1)	Undertaking and disposition of ABS, issued primarily to securitize distressed assets through asset securitization, under the Asset Securitization Law

2)	Undertaking and disposition of asset management companies that were initially set up to manage distressed assets, under the Asset securitization Law

3)	All businesses or activities directly or indirectly related to the businesses listed above

(8)	Woori LB Second Asset Securitization Specialty Co., Ltd.

1)	Transfer, management and disposition of all rights related to securities and other assets (hereinafter ‘securitized assets’) of Woori Bank (formerly known as Hanvit Bank) and Kwangju Bank under the Asset Securitization Law

2)	Issue and redemption of securitized assets

3)	Preparing and registering of the asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption

6)	Investment of surplus funds

7)	Other businesses and activities related to the businesses listed above

(9)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1)	Transfer, management and disposition of all rights related to securitized assets of Woori Bank, Kyongnam Bank and Woori Credit Card under the Asset Securitization Law

2)	Issue and redemption of securitized assets

3)	Preparing and registering of the asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption

6)	Investment of surplus funds

7)	Other businesses and activities related to the businesses listed above

2.	History of the Company

a.	Company History

(1)	Background to establishment and major changes

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public funds of 8.5 trillion won in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed for establishment approval of ‘Woori Finance Holdings’

March 24, 2001	Official approval from the Financial Supervising Service for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital: 3.6 trillion won)

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities as incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement with Lehman Brothers with respect to managing distressed assets

December 23, 2002	Purchase and Acquisition contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integration of Kwangju Bank IT platform

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

June 18, 2004	Woori Securities becomes a wholly owned subsidiary

b.	Associated Business Group

(1)	Overview of Business Group

1)	Name of business group : Woori Finance Group

2)	History

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public funds of 8.5 trillion won in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed for establishment approval of ‘Woori Finance Holdings’

March 24, 2001	Official approval from the Financial Supervising Service for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital: 3.6 trillion won)

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities as incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement with Lehman Brothers with respect to managing distressed assets

December 23, 2002	Purchase and Acquisition contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integration of Kwangju Bank IT platform

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

June 18, 2004	Woori Securities becomes a wholly owned subsidiary

(2)	Related companies within Business Group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings (*1)	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	9 companies
Kyongnam Bank
Kwangju Bank
Woori Finance Information System
Woori F & I
Woori Second Asset Securitization Specialty
Woori Third Asset Securitization Specialty
Woori Investment Trust Management, Co.
Woori Securities (*2)

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	6 companies
Woori America Bank
P.T. Bank Woori Indonesia
Shinwoo Corporate Restructuring Company
	Nexbi Tech	Woori Credit Card
	Woori CA Asset Management	Woori F&I

(*1)	Listed company on the New York Stock Exchange

(*2)	Listing was cancelled on June 24, 2004 following exchange of stocks between Woori Securities and Woori Finance Holdings

3.	Capital Structure
a.	Change in Capital

(units: won)

Date	Category	Stock Decrease/Increase				Changed Capital	Method	Ratio
		Type	Quantity	Par Value	Issue price
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	3,637,293,045	—	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	3,638,121,955	—	—
2002.6.12	Capital increase w/consideration	Common	36,000,000	5,000	6,800	3,818,121,955	Public Offering	0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	3,825,204,240	—	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	3,839,051,305	—	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	3,839,073,985	—	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	3,839,079,595	—	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	3,877,524,550	—	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,9021)	3,920,380,860	Exchange with WooriSec shares on a 1-to-0.55 basis	0.0110

1)	Applied share price when deriving the exchange ratio

b.	Expected Changes in Capital

Foreign convertible bonds can be converted a year after their issuance and, therefore, can bring about changes in capital.

(1)	Unsecured Convertible Bond Series No. 6-1

Item	Information
Date of Issuance	2002.9.27
Total Amount of Issuance	USD 36,000,000
Exercise Period	2003.9.28 ~ 2005.08.27
Exercise Price	7,313 won
Total amount of unexercised bond with warrants	USD 36,000,000
Number of Shares	5,914,180

(2)	Unsecured Convertible Bond Series No. 6-2

Item	Information
Date of Issuance	2002.12.20
Total Amount of Issuance	USD 16,000,000
Exercise Period	2003.12.21 ~ 2005.11.20
Exercise Price	5,588 won
Total amount of unexercised bond with warrants	USD 16,000,000
Number of Shares available for issuance	3,481,173

(3)	Unsecured Convertible Bond Series No. 6-3

Item	Information
Date of Issuance	2003.3.26
Total Amount of Issuance	USD 39,000,000
Exercise Period	2004 3.27 ~ 2006.2.26
Exercise Price	5,380 won
Total amount of unexercised bond with warrants	USD 39,000,000
Number of Shares available for issuance	8,661,914

(4)	Unsecured Convertible Bond Series No. 6-4

Item	Information
Date of Issuance	2003.3.26
Total Amount of Issuance	20 billion won
Exercise Period	2004.3.27 ~ 2006.2.26
Exercise Price	5,380 won
Total amount of unexercised bond with warrants	20 billion won
Number of Shares available for issuance	3,717,472

5)	Unsecured Convertible Bond Series No. 6-5

Item	Information
Date of Issuance	2003.7.10
Total Amount of Issuance	USD 1,000,000
Exercise Period	2004.7.11 ~ 2006.6.10
Exercise Price	7,228 won
Total amount of unexercised bond with warrants	USD 1,000,000
Number of Shares available for issuance	164,429

c.	Convertible Bonds

(units: won, USD, shares)

Item		Unsecured C/B Series 6-1	Unsecured C/B Series 6-2	Unsecured C/B Series 6-3	Unsecured C/B Series 6-4*	Unsecured C/B Series 6-5	Total
Date of Issue		2002.9.27	2002.12.20	2003.3.26	2003.3.26	2003.7.10	—
Total Amount		USD 36,000,000	USD 16,000,000	USD 39,000,000	20 billion won	USD 1,000,000	USD92,000,000 +20 billion won
Allotment Method		Private	Private	Private	Private	Private	—
Conversion Period		2003.9.28 ~ 2005.8.27	2003.12.21 ~ 2005.11.20	2004.3.27 ~ 2006.2.26	2004.3.27 ~ 2006.2.26	2004.7.11 ~ 2006.6.10	—
Conditions	ratio	100%	100%	100%	100%	100%	—
	price	7,313	5,588	5,380	5,380	7,228	—
Type of Stock when converted		Common	Common	Common	Common	Common	—
Converted Bonds	amount	—	—	—	—	—	—
	shares	—	—	—	—	—	—
Unconverted Stock	amount	USD 36,000,000	USD 16,000,000	USD 39,000,000	20 billion won	USD 1,000,000	—
	shares	5,914,180	3,481,173	8,661,914	3,717,472	164,429	21,939,168
Notes		Maturity: 2005.9.27	Maturity: 2005.12.20	Maturity: 2006.3.26	Maturity: 2006.3.26	Maturity: 2006.7.10	—

*	Units in won, because “dart system” does not convert into USD.
Series 6-1, 6-2, 6-3, 6-5 issuances are in dollars, while series 6-4 is in won
Conversion value is stated in won; the currency rate used in series 6-1 was 1,210 won/$, 6-2 was 1,215.80 won/$, 6-3 was 1,194.90 won/$ and 6-5 was 1,188.50 won/$, respectively.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

[as of 2004.6.30]

Total Number of shares authorized	Total Number of Issued Stock	Total Number of Unissued Stock
2,400,000,000	784,076,172	1,615,923,828

b.	Information of Issued Shares

[as of 2004.6.30]

[Par Value : 5,000 won]	(units: 1,000 won, shares)

Type		Number of Stock Issued	Face Value	Notes
Registered	Common Stock	784,076,172	3,920,380,860
Total		784,076,172	3,920,380,860

c.	Stock Options

[as of 2004.6.30]                                                                                                                                            (units: won, shares)

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Standing director (Retired)	Byung Chul Yoon	Common	100		100	2005.12.4 ~2008.12.3
2002.12.04	Standing director (Retired)	Kwang Woo Chun	Common	80	—	80	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Euoo Sung Min	Common	80	—	80	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir. (Retired)	Hwan Kyu Park	Common	40	—	40	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir. (Retired)	Ki Chul Han	Common	30	—	30	2005.12.4	—
2002.12.04	Non-standing dir. (Retired)	Tae Ho Sohn	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir. (Retired)	Won Gihl Sohn	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Nam Hong Cho	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Sang Chul Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Jae Woong Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Gae Min Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director (Retired)	Hae-Seok Suh	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Duk Hoon Lee	Common	80	—	80	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jong Wook Kiim	Common	45	—	45	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Jin Kyu Park	Common	45	—	45	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Jong Ku Min	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jong Hwee Lee	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Dong Myun Suh	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Ki Shin Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Young Seok Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Byung Kil Choi	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Young Ho Park	Common	30	—	30	2005.12.4 ~2008.12.3	—

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Director of related company	Tae Woong Chung	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Dong Chan Bae	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Dae Hwan Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Ha Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Yong Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Taik Su Han	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Sang Im Park	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Joon Ho Hahm	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Joon Ho Lee	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Joo Sun Yeom	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Ga Seok Chae	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Sung Wook Park	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Ki Seok Kim	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Jae Ki Hong	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Sam Su Pyo	Common	40	—	40	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Won Chul Hwang	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jong Hwee Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Seok Hwan Lee	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	In kee baek		30		30	2005.12.4 ~2008.12.3
2002.12.04	Director of related company	Ki Jong Chung	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Hun Il Nam	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Soo Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jin Ho Yoon	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company®	Seok Koo Yoon	Common	15	—	15	2005.12.4 ~2008.12.3	—

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Director of related company	Ji Yeon Joo	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Ho Hyun Lee	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Chan Kook Chung	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Duk Yoon Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company(R)	Young Wook Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Dae Kyu Ko	Common	15	—	15	2005.12.4 ~2008.12.3	—
Total	—	—	—	1,340	—	1,340	—	—

-	Exercise price is derived based on the banking industry stock price index at the point of exercise.

d.	Status of Employee Stock Option Program

[as of 2004.6.30]                                                                                                                                               (units: won, shares)

Type of stock	Initial Balance	Increase	Decrease	Ending Balance	Notes
Common stock	3,187,103	—	756,400	2,430,703
Total	3,187,103	—	756,400	2,430,703

5.	Voting Rights

[as of 2004.6.30]                                                                                                                                                       (units: shares)

Items	Number of stock	Notes
1. Stock with voting rights (A-B)	784,076,172
A. Total Number of issued stocks	784,076,172
B. Stocks without voting rights	—
2. Stocks with limited voting rights (A+B+C+D)	-2,542
A. Limited by the Business Law	-2,542
B. Limited by the Securities & Exchange Law	—
C. Restrictions due to monopoly regulations and Fair Trade Act	—
D. Limited by other law enforcements	—
3. Stocks with voting rights restored	—
Stocks with Voting Rights (1-2+3)	784,073,630

6.	Dividend Information

a.	Dividend information for past years

(Par value : 5,000 won)							(units: won	)
Items					2003	2002	2001
Net profit					202,565,030,433	589,214,226,635	684,102,036,323
Earnings per share (won)					262	786	940
Profit available for Dividend distribution					1,203,688,237,170	1,086,596,253,235	558,501,102,453
Propensity to Dividend					38.28	9.72	—
DIVIDENDS	CASH PAYOUT	a. Dividend per Share	Majority	Common	100	50	—
				Preferred	—	—	—
			Minority	Common	100	250	—
				Preferred	—	—	—
		b. Total Dividend Amount	Majority	Common	67,345,860,900	33,672,930,450	—
				Preferred	—	—	—
			Minority	Common	10,204,630,100	23,586,047,000	—
				Preferred	—	—	—
		c. Dividend Ratio	Majority	Common	1.54	1.04	—
				Preferred	—	—	—
			Minority	Common	1.54	5.22	—
				Preferred	—	—	—
	STOCK	a. Stock Dividend Ratio	Majority	Common	—	—	—
				Preferred	—	—	—
			Minority	Common	—	—	—
				Preferred	—	—	—
		b. Stock Dividend per Share	Majority	Common	—	—	—
				Preferred	—	—	—
			Minority	Common	—	—	—
				Preferred	—	—	—
Net Asset per Share					7,218	6,596	5,605
Ordinary Income per Share					262	786	943

II.	Description of Business

1.	Business Overview

a.	Current Trend of Industry

•	Increased competition in the banking sector

•	Restructuring of the 2nd tier financial industry

•	Convergence of products/services in the financial industry

•	Expansion of financial services due to the development of the capital market and technology

b.	Company Status

(1)	General Overview

(a)	Group Description

Woori Finance Holdings Co., Ltd. (the “Company”) was established on March 27, 2001. The Company was engaged in the business of managing the five financial institutions (Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (hereinafter the “five subsidiaries”)), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In connection with its functional restructuring, the Company established or acquired seven more subsidiaries and has four second-tier subsidiaries. Upon establishment, the Company’s common stock amounted to (Won) 3,637,293 million ($3,030,067 thousand), consisting of 727,459,000 common shares ((Won) 5,000 per share) issued and outstanding. However as a result of several capital increases since establishment, the Company’s common stock amounted to (Won) 3,877,525 million ($3,237,205 thousand), consisting of 775,504,797 common shares issued and outstanding as of December 31, 2003. On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won) 6,800 per share, which included 36 million new shares and 54 million issued shares. As of June 16, 2003, a total of 12,046,301 shares were issued in relation to the conversion of bonds with warrants, or B/Ws. The KDIC owned 673,458,609 (86.8%) shares of the Company’s common shares as of December 31, 2003.

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Woori Bank changed its name from Hanvit Bank to Woori Bank on May 20, 2002. Its common stock amounted to (Won)2,852,838 million ($2,381,732 thousand) consisting of 571 million common shares issued and outstanding as of December 31, 2003. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 700 branches and offices in Korea, and 11 branches overseas.

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the

BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2003, Kyongnam Bank’s common stock amounted to (Won) 259,000 million ($216,230 thousand) consisting of 51 million shares issued and outstanding. The Company owns 99.99% of Kyongnam Bank. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 130 branches and offices in Korea.

Kwangju Bank was established on September 17, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2003, Kwangju Bank’s common stock amounted to (Won) 170,403 million ($142,263 thousand) consisting of 34 million shares issued and outstanding. The Company owns 99.99% of Kwangju Bank. The head office of Kwangju Bank is located in Kwangju City, Korea. Kwangju Bank has 115 domestic branches and offices in Korea.

Woori Securities Co., Ltd. (“Woori Securities”, formerly Hanvit Securities Co., Ltd.) was established on August 26, 1954 to engage mainly in trading, agency, brokerage and underwriting of securities, and listed its shares on the Korea Stock Exchange on July 26, 1988. In connection with its functional restructuring, as of July 29, 2002, the Company acquired 40.2% interest (13,250,570 shares of common stock) of Woori Securities from Woori Bank, making Woori Securities a subsidiary of the Company. On June 1, 2002, Woori Securities changed its name from Hanvit Securities Co., Ltd. to Woori Securities Co., Ltd. As of December 31, 2003, its common stock amounted to (Won)164,782 million (US$137,571 thousand) consisting of 32,956,413 shares issued and outstanding of which the Company owns 52.7%. The head office of Woori Securities is located in Seoul, Korea. Woori Securities has 70 branches and offices in Korea.

Woori Investment Trust Management Co., Ltd. (“WITM”, formerly Hanvit Investment Trust Management Co., Ltd.) was established on June 24, 1988 and is engaged in the investment trust business under the Investment Trust Business Law with approval from the MOFE. In connection with its functional restructuring, on March 29, 2002, the Company purchased the entire common stock of WITM from Woori Bank, making WITM a subsidiary of the Company. On May 17, 2002, WITM changed its name from Hanvit Investment Trust Management Co., Ltd. to Woori Investment Trust Management Co., Ltd. As of December 31, 2003, its common stock amounted to (Won) 30,000 million (US$25,046 thousand) consisting of 6,000,000 shares issued and outstanding all of which are owned by the Company. The office of WITM is located in Seoul, Korea.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all the common stock of WFIS from Woori Bank, which was part of the group’s functional restructuring and therefore, WFIS was incorporated as a subsidiary of the Company. On October 15, 2001, WFIS changed its name from Hanviteun System Co., Ltd. to Woori Finance Information System Co., Ltd. As of December 31, 2003, its common stock amounted to (Won) 4,500 million ($3,749 thousand) consisting of 900,000 shares issued and outstanding. WFIS is wholly owned by the Company. The office of WFIS is located in Seoul, Korea.

Woori F&I Co., Ltd. (“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)) was established on November 16, 2001 to engage in the business of management, operation and disposition of securitization assets. On September 13, 2002, WF&I, formerly WAMC, spun off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, WF&I changed its name from Woori Asset Management Co., Ltd. to Woori F&I Co., Ltd. As of December 31, 2003, its common stock amounted to (Won) 10,000 million ($8,349 thousand) consisting of 2,000,000 shares issued and outstanding. WF&I is wholly owned by the Company. The office of WF&I is located in Seoul, Korea.

(2)	Market Share

Woori, Shinhan and Dongwon are the domestic finance holding groups that have a separate banking business as a subsidiary.

(units: hundreds of millions of won)
Items	As of end of March 2003
	Woori Finance Holdings	Shinhan Finance Holdings	Dongwon Finance Holdings
Total Assets	86,501	88,925	11,217
Total Liabilities	27,916	25,337	997
Total Shareholder’s Equity	58,585	63,588	10,220
Capital	38,775	19,585	3,079
Operating Revenue	280	1,845	211
Operating Expense	1,795	392	13
Operating Income	-1,515	1,453	198
Ordinary Income	-1,514	1,456	219
Net profit	-1,514	1,456	219

(3) Organization Chart

2.	Overview of Operations

a.	Performance of Operations

As a financial holdings corporation under the Financial Holding Corporation Act, our main income consists of dividend payments of our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of won)

Items	2004 1H	2003	2002	2001
Shareholders’ Equity	6,176,684	5,597,895	5,064,129	4,077,347
Capital	3,920,381	3,877,525	3,839,074	3,637,293
Capital Surplus	75,451	61,324	58,645	—
Retained Earnings	1,249,128	1,282,866	1,145,518	558,501
Capital Adjustments	931,724	376,180	20,892	-118,447
Borrowings	2,780,090	2,649,920	2,325,021	1,616,466
Debentures	2,517,145	2,621,182	1,999,250	1,298,304
Bank Borrowings	220,00	—	300,000	310,000
Commercial Paper	—	—	—	—
Other Borrowings	—	—	—	—
Other Liabilities	42,945	28,738	25,771	8,162

Total	8,956,773	8,247,815	7,389,150	5,693,813

(2)	Use of Funds

(units: millions of won)

Items	2004 1H	2003	2002	2001
Subsidiary Stock	8,255,178	7,007,222	6,062,119	5,016,864
Woori Bank	6,910,725	5,869,558	4,500,143	3,255,964
Kyongnam Bank	568,848	504,629	424,060	327,005
Kwangju Bank	419,119	364,955	290,003	213,177
Woori Credit Card	Note 1)		379,126	1,008,866
Woori Merchant Bank	—		222,936	195,613
Woori Financial Information System	7,816	7,284	3,364	6,511
Woori F&I	42,806	35,896	17,016	9,728
Woori 2nd Asset Securitization Specialty	20,316	20,016	31,666	—
Woori 3rd Asset Securitization Specialty	32,448	1,266	—	—
Woori Investment Trust Management	32,683	34,978	39,646	—
Woori Securities	220,417	168,639	154,159	—
Loan Obligations	231,726	830,566	1,231,207	648,365
Tangible Assets	299	242	324	627
Intangible Assets	53	51	50	24
Cash	453,595	349,585	73,256	13,825
Other Assets	15,923	60,148	22,195	14,108

Total	8,956,773	8,247,815	7,389,151	5,693,813

•	1) Losses of 105,581 million won, which was not recognized the last quarter, was recognized in the 2nd quarter. Following the merger of Woori Credit Card into Woori Bank, the invested stocks of Woori Credit Card were merged with invested stocks of Woori Bank

c.	Transactions related to Commission Fees

(units: millions of won)

Category	Items	2004 1H	2003	2002	2001
Commission Revenue (A)
Commission Expense (B)	Fees	2,980	6,704	5,611	4,641
Commission Profit (A-B)		-2,980	-6,704	-5,611	-4,641

3.	Other Details Relevant to Investment Decisions

Instead of following the format of exhibiting BIS equity capital ratio and status of non-performing loans to indicate capital adequacy and asset quality, we exhibit the current ratio and debt ratio as similar indicators under the ‘Finance Holding Company Act’

a.	Won-denominated Current Ratio

(units: millions of won)

Items	2004 1H	2003	2002	2001
Current Assets (A)	455,246	203,202	78,357	185,154
Current Liabilities (B)	379,721	9,711	9,317	316,615
Current Ratio (A/B)	119.89%	2,092.5%	841.0%	58.5%

*	Current ratio of won
=	assets with maturity less than 3 months

liabilities with maturity less than 3 months

b.	Foreign Currency-denominated Current Ratio

(units: millions of won)

Items	2004 1H	2003	2002	2001
Current Assets (A)	—	147,754	—	—
Current Liabilities (B)	—	148,598	—	—
Current Ratio (A/B)	—	99.4%	—	—

*	Current ratio of foreign currency
=	assets with maturity less than 3 months

liabilities with maturity less than 3 months

c.	Debt Ratio

(units: millions of won)

Items	2004 1H	2003	2002	2001
Liabilities (A)	2,780,089	2,649,920	2,325,022	1,616,466
Equity (B)	6,176,683	5,597,895	5,064,129	4,077,347
Debt Ratio (A/B)	45.0%	47.3%	45.9%	39.7%

d.	Credit Ratings for the Past 3 years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2001.6.27	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2001.6.28	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2001.9.26	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2001.9.26	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2001.11.29		BBB-	R&I (AAA~C)	Case evaluation
2002.10.17	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2002.10.22	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2002.11.8		BBB	R&I (AAA~C)	Periodic evaluation
2002.12.13	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2002.12.16	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2003.6.30	Debentures	AA+	KIS Ratings (AAA~D)	Periodic evaluation
2003.9.8	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation
2003.9.8	Debentures	AAA	KIS Ratings (AAAD))	Case evaluation
2003.11.13		BBB	R&I (AAA~C)	Periodic evaluation
2003.12.04	Debentures	AAA	NICE (AAA~D)	Case evaluation
2003.12.04	Debentures	AAA	KIS Ratings (AAA~D))	Case evaluation
2004.2.6		BBB	Fitch Rating (AAA~D)	Case evaluation
2004.3.11		BBB-	S&P (AAA~D)	Case evaluation
2004.5.27		Baa3	Moody’s (Aaa~C)	Case evaluation
2004.6.9	Debentures	AAA	KIS Ratings (AAA~D))	Case evaluation
2004.6.9	Debentures	AAA	NICE (AAA~D)	Case evaluation
2004.7.16	Debentures	AAA	NICE (AAA~D)	Case evaluation
2004.7.16	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation

e.	Other Important Information

Please refer to our annual report for the BIS capital ratio and non-performing loans of our subsidiaries.

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of won)

Items	2004 1H	2003	2002	2001
Cash and Due from Banks	453,595	349,585	73,256		13,825
Securities	8,255,178	7,007,222	6,062,119		5,016,864
Loans	231,726	830,566	1,231,207		648,365
Fixed Assets	351	293	374		651
Other Assets	15,923	60,148	18,361		14,108

Total Assets	8,956,773	8,247,815	7,389,151		5,693,813

Borrowings	220,000	—	300,000		310,000
Debentures	2,517,145	2,621,182	1,999,250		1,298,304
Other Liabilities	42,945	28,738	25,772		8,162

Total Liabilities	2,780,090	2,649,920	2,325,022		1,616,466

Common Stock	3,920,381	3,877,525	3,839,074		3,637,293
Capital Surplus	75,451	61,324	58,645		—
Retained Earnings	1,249,128	1,282,866	1,145,518		588,501
Capital Adjustment	931,723	376,180	20,892	Δ	118,447

Total Stockholder’s Equity	6,176,683	5,597,895	5,064,129		4,077,347

Operating Income	281,151	396,624	878,488		717,112
Operating Expenses	100,817	193,527	302,721		31,222
Operating Profit	180,334	203,097	575,767		685,890
Ordinary Income	180,475	202,565	589,214		685,885
Net profit	180,475	202,565	589,214		684,102

[Δ stands for negative numbers]

*	Refer to Exhibits to see detailed financial statements

2.	Condensed Financial Statements (Consolidated)

(units: millions of won)

Items	2003	2002	2001
Cash and Due from Banks	6,471,855	6,568,852	6,432,890
Marketable Securities	2,727,843	2,943,800	3,217,882
Invested Securities	24,278,834	23,508,709	21,806,451
Loans	86,077,297	73,604,113	59,876,198
Fixed Assets	2,734,616	2,796,183	2,831,851
Other Assets	6,477,275	5,421,877	5,920,545

Total Assets	128,767,720	114,843,534	100,058,817

Deposits	89,049,625	78,917,388	69,332,217
Borrowings	12,813,104	13,839,614	13,742,572
Debentures	12,195,159	10,792,932	5,491,533
Other Liabilities	9,011,532	5,987,833	7,080,301

Total Liabilities	123,069,420	109,528,767	95,646,623

Common Stock	3,877,525	3,839,074	3,637,293
Consolidated Capital Surplus	57,844	25,029	—
Consolidated Retained Earnings	1,152,053	245,045	558,852
Consolidated Capital Adjustment	414,969	5,314,767	Δ 116,546
Minority Interest	195,909	9,623,990	359,595

Total Stockholder’s Equity	5,698,300	5,314,767	4,439,194

Operating Income	10,403,445	9,623,990	10,159,156
Operating Expenses	10,261,111	8,908,732	9,847,439
Operating Profit	142,334	715,258	311,717
Non-operating Income	586,267	540,113	1,190,685
Non-operating Expenses	497,539	800,487	937,984
Ordinary Income	231,062	454,884	564,418
Aggregated Net Profit	52,374	613,576	736,616
Consolidated Net Profit	56,279	591,588	686,287
No. of Companies Consolidated	15	17	17

[Δ stands for negative numbers]

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for past 3 years by classification

(units: millions of won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
	Lendings	155,000	775	0.5%
2004 1H	Loans	77,890	389	0.5%

	Total	232,890	1,164	0.5%

	Lendings	156,850	784	0.5%
2003	Loans	677,890	3,390	0.5%

	Total	834,740	4,174	0.5%

	Lendings	214,600	1,073	0.5%
2002	Loans	1,167,822	146,308	0.5%

	Total	1,382,422	147,381	0.5%

(2)	Change in Loan Loss Reserves for past 3 years

(units: millions of won)

Item	2004 1H	2003	2002
1. Initial loan loss reserves balance	4,174	147,381	3,258
2. Net credit costs	—	127,551	144,123
1) Write-offs	—	127,400	—
2) Recovery of written-off assets	—	—	—
3) Other changes	—	151	144,123
Recovery of credit costs	-3,010	15,656	—
Ending loan loss reserve balance	1,164	4,174	147,381

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2004 1H	2003 Dec. 31	2002 Dec. 31	2001 Dec. 31
Deloitte & Touche	Deloitte & Touche	Deloitte Touche	Arthur Andersen

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of won)

Year	Auditor	Activity	Compensation	Accrued Time (hr)
2004 1H	Deloitte & Touche	Quarter, Half Year, Annual Interim Financial Statement (Consolidated, Non-consolidated)	310	4,960

2003	Deloitte Touche	Quarter Interim Financial Statement Half Year Interim Financial Statement Year-end Financial Statement Consolidated Financial Statement	140 70 36 37	1,200 600 300 300

2002	Arthur Andersen	Quarter Interim Financial Statement Half Year Interim Financial Statement	140 70	1,200 600
	Deloitte Touche	Annual Financial Statement	30 30	300 300

2001	Arthur Andersen	Quarter Interim Financial Statement Half Year Interim Financial Statement Year-end Financial Statement Consolidated Financial Statement	80 40 20 20	800 400 200 200

b.	Compensation for services other than the Audit

(units: thousands of dollars)

Year	Contract Date	Activity	Period	Comp.	Note
2004 1H	Not Applicable
2003	2003.7.30	US GAAP Auditing	2003.8~2004.5	4,500	Deloitte Touche
2002	2003.2.28	US GAAP Auditing	2002.12~2003.5	4,250	Deloitte Touche
2001	2001.8.17	US GAAP Auditing	2001.8~2002.11	6,600	Arthur Andersen

V.	Corporate Governance and Affiliated Companies

1.	Overview of Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

At our 3rd Annual General Shareholders’ Meeting held on March 30, 2004 a new Board of Directors was appointed, consisting of the Group’s Chairman Young-Key Hwang, Vice Chairman Jong-Wook Kim and Vice Chairman Euoo-Sung Min. Our non-standing directors currently consist of Suk-Jean Kang (Chairman of CEO Consulting Group), Je-Hoon Lee (President of Korea BBB Association), Sung-Tae Ro (Dean of the School of Business at Myongji University), Do-Soung Choi (Professor of Finance at Seoul National University), Oh-Seok Hyun (President of the Trade Research Institute) and Chung-Sook Moon (Professor of Economics at Sookmyung University).

Sung-Hwan Bae was appointed as a non-standing director at the May 18, 2004 extraordinary shareholders’ meeting. Vice Chairman Euoo-Sung Min resigned in May 2004.

(A)	Duties of Boards of Directors

–	The Board of Directors shall consist of directors and shall determine the matters which are provided for as the authority of the Board of Directors under the relevant laws and regulations

–	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits

(B)	Information Regarding the Board of Directors

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Non-standing Director candidate and audit Committee candidate	Suk-Jean Kang	—B.A. in Economics, Chungang University —Completed ISMP at Harvard Business School —Chairman of GE Korea —Currently Chairman of CEO Consulting Group	N/A	N/A
Non-standing Director candidate and audit Committee candidate	Je-Hoon Lee	—B.A. in History, Seoul National University —M.A. in Journalism, Seoul National University —CEO & President of The Joongang Ilbo —Currently President of Korea BBB Association	N/A	N/A
Non-standing Director candidate and audit Committee candidate	Sung-Tae Ro	—B.A. in Economics, Seoul National University —Ph.D. in Economics, Harvard University —Chief Editor of The Korea Economic Daily —Currently Dean of Business School at Myongji University	N/A	N/A
Non-standing Director candidate and audit Committee candidate	Oh-Seok Hyun

—B.A. in Business Administration, Seoul National University

—Ph.D. in Economics, University of Pennsylvania

—Former employee at Ministry of Finance and Economy

—Currently President of Trade Research Institute, Korea Int’l Trade Association

			N/A	N/A
Non-standing Director candidate and audit Committee candidate	Do-Soung Choi

—B.A. in Business Administration, Seoul National University

—Ph.D. in Finance, Pennsylvania State University

—Chairman of Korean Securities Association

—Currently Professor of Finance at Seoul National University

			N/A	N/A
Non-standing Director candidate and audit Committee candidate	Chung-Sook Moon	—B.A. in Home Management, Sookmyung University —Ph.D. in Consumer Economics, Kansas State University —Currently Professor of Economics at Sookmyung Women’s University	N/A	N/A
Non-standing Director candidate and audit Committee candidate	Sung-Hwan Bae

—B.A. in Business Administration at Yeungnam University

—Masters in Economics at University of Illinois

—Ph.D. in Business Administration at SungKyunKwan University

—Banking Supervisory Authority of the Bank of Korea

—Member, Board of Directors of Seoul Guarantee Insurance

			Employee (Director)	N/A

(C)	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and the non-standing director candidate nomination committee regulations Article 5, a non-standing director is appointed through process where the non-standing director candidate nomination committee recommends candidates and the decision is made through a resolution by the shareholders’ meeting.

–	Article 42 (Committee)

1.	We currently have the following management committees that serve under the board.

1.	The BOD Management Committee

2.	The Business Strategy & Compensation Committee

3.	The Risk Management Committee

4.	Executive Committee

5.	Ethics Committee

6.	Non-standing Director Nomination Committee

7.	MOU Review Committee

8.	The Audit Committee

(D)	Committees within Board of Directors

[as of 2004.6.30]

1)	BOD Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of the heads of sub-committees. Non-standing directors must the majority.
Suk-Jean Kang	Non-standing Director
Sung-Tae Ro	Non-standing Director
Do-Soung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director

2)	Business Strategy and Compensation Committee

Name	Position	Notes
Suk-Jean Kang	Non-standing Director	Non-standing director Suk-Jean Kang heads the committee consisting of 4 non-standing directors.
Je-Hoon Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Do-Soung Choi	Non-standing Director

3)	Risk Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of 1 director and 3 non-standing directors.
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Do-Soung Choi	Non-standing Director

4)	Executive Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of all executive directors
Jong-Wook Kim	Vice Chairman

5)	Ethics Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Chung-Sook Moon heads the committee consisting of all executive directors and no less than 2 non-standing directors.
Jong-Wook Kim	Vice Chairman
Je-Hoon Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Chung-Sook Moon	Non-standing Director

6)	Non-standing Director Nomination Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Sung-Tae Ro heads the committee consisting of the Chairman/CEO and no less than 3 non-standing directors
Suk-Jean Kang	Non-standing Director
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director

7)	Audit Committee

Name	Position	Notes
Suk-Jean Kang	Non-standing Director	Non-standing director Do-Soung Choi heads the committee consisting of more than 3 directors of which no less than 2/3 are non-standing directors.
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Do-Soung Choi	Non-standing Director
Sung-Hwan Bae	Non-standing Director
Chung-Sook Moon	Non-standing Director

8)	MOU Review Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of the entire board of directors
Jong-Wook Kim	Vice Chairman
Suk-Jean Kang	Non-standing Director
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Do-Soung Choi	Non-standing Director
Sung-Hwan Bae	Non-standing Director
Chung-Sook Moon	Non-standing Director

2.	Related Companies

a.	Invested Shares in Related Companies

Investor	Investee	Number of Invested Stock	Shareholding Ratio (%)
Woori Finance Holdings	Woori Bank	635,956,580	100.0
	Kyongnam Bank	51,800,000	99.9
	Kwangju Bank	34,080,000	99.9
	Woori Finance Information Systems	900,000	100.0
	Woori F&I	2,000,000	100.0
	Woori Second SPC	1,900	95.0
	Woori Third SPC	2,000	100.0
	Woori Investment Management	6,000,000	100.0
	Woori Securities	32,956,413	100.0
Woori Bank	Woori Credit Information	1,008,000	100.0
	Woori America Bank	8,500,000	100.0
	P.T. Bank Woori Indonesia	1,618	95.2
Woori F&I	Woori CA Asset Management	408,000	51.0

b.	Year-end Performance of Affiliated Companies and Subsidiaries

Name : Woori Bank Co., Ltd.

Company number : 00254045	(units: millions of won)

Items	Period 171 1H (2004.6.30)	Period 170 (2003.12.31)	Period 169 (2002.12.31)	Period 168 (2001.12.31)
Cash and Due from Banks	4,890,403	4,833,325	4,098,110	3,911,225
securities	18,955,815	18,814,715	18,743,719	18,369,740
Loans	75,035,278	71,198,169	58,967,737	48,177,595
Fixed Assets	1,724,143	1,718,556	1,762,660	1,843,368
Other Assets	7,444,666	6,744,945	3,905,144	4,355,840
Total Assets	108,050,305	103,309,710	87,477,370	76,657,768
Deposits	72,713,686	70,811,000	62,184,865	53,768,338
Borrowings	8,764,212	9,632,495	10,008,637	10,883,858
Debentures	10,620,376	7,780,156	5,941,886	3,084,569
Other Liabilities	9,315,767	9,429,310	5,199,018	5,992,471
Total Liabilities	101,414,041	97,652,961	83,334,406	73,729,236
Capital	3,179,783	2,852,838	2,764,400	2,764,400
Capital Surplus	463,002	654,708	516,026	31,903
Retained Earnings	2,149,261	1,798,918	845,686	203,690
Capital Adjustments	844,218	350,285	16,852	-71,461
Total Shareholder’s Equity	6,636,264	5,656,749	4,142,964	2,928,532
Operating Revenue	4,890,438	7,621,300	6,607,882	6,848,493
Operating income	636,155	1,279,828	602,949	283,194
Ordinary Income	696,737	1,429,662	595,988	610,679
Net profit	590,880	1,332,185	779,571	712,945

Name of Company : Kyongnam Bank

Company Number : 00101363	(units: millions of won)

	Period 43 1H (2004.6.30)	Period 42 (2003.12.31)	Period 41 (2002.12.31)	Period 40 (2001.12.31)
Cash and Due from Banks	761,544	834,276	1,148,370	1,387,331
securities	3,337,622	3,147,183	2,535,037	2,177,126
Loans	6,733,943	6,435,508	5,819,418	4,727,537
Fixed Assets	200,924	202,198	208,970	214,581
Other Assets	337,298	366,973	264,051	236,469
Total Assets	11,371,331	10,986,138	9,975,846	8,759,824
Deposits	8,549,409	8,462,345	7,544,267	5,930,101
Borrowings	1,648,096	1,278,626	1,286,963	1,435,321
Debentures	210,000	310,238	303,304	424,974
Other Liabilities	402,363	437,756	425,091	656,143
Total Liabilities	10,809,869	10,488,965	9,559625	8,441,274
Capital	259,000	259,000	259,000	259,000
Capital Surplus	26,910	26,910	26,910	26,906
Retained Earnings	268,436	214,411	134,371	51,905
Capital Adjustments	7,115	-3,148	-4,059	-24,441
Total Shareholder’s Equity	561,462	497,173	416,222	313,370
Operating Revenue	388,200	767,171	742,140	721,643
Operating income	86,215	93,859	108,121	87,040
Ordinary Income	66,872	54,731	82,466	69,158
Net profit	66,972	85,224	82,466	69.158

Name of Company : Kwangju Bank

Company Number : 00104078	(units: millions of won)

	Period 46 (2004.6.30)	Period 45 (2003.12.31)	Period 44 (2002.12.31)	Period 43 (2001.12.31)
Cash and Due from Banks	265,491	390,078	386,827	299,088
Securities	2,659,458	2,564,942	2,111,943	2,202,522
Loans	5,643,618	5,336,775	4,896,333	3,964,489
Fixed Assets	223,971	223,669	224,952	229,929
Others	221,043	262,118	426,879	424,910
Total Assets	9,013,580	8,777,582	8,046,934	7,120,938
Deposits	6,590,300	6,737,967	6,077,260	5,250,418
Borrowings	1,509,737	1,165,133	967,696	946,702
Debentures	200,000	200,556	200,485	297,723
Other Liabilities	310,584	325,974	532,307	434,702
Total Liabilities	8,610,621	8,429,330	7,777,749	6,929,545
Capital	170,403	170,403	170,403	170,403
Capital Surplus	24,173	24,173	—	—
Retained Earnings	204,705	155,237	898,185	26,813
Capital Adjustments	3,679	-1,561	598	-5,822
Total Shareholder’s Equity	402,959	348,252	269,185	191,393
Operating Revenue	288,887	581,314	578,844	532,712
Operating income	46460	40,735	85,962	71,290
Ordinary Income	59,387	32,542	74,839	66,346
Net profit	58,027	57,052	74,839	66,346

Name of Company : Woori Securities

Company Number : 00163178	(units: millions of won)

	Period 51 1H (2004.6.30)	Period 50 (2004.3.31)	Period 49 (2003.3.31)	Period 48 (2002.3.31)
Current Assets	866,082	473,470	413,056	443,421
Fixed Assets	142,304	93,278	127,777	173,906
Total Assets	1,008,386	566,748	540,833	617,327
Current Liabilities	640,541	190,476	170,239	203,504
Fixed Liabilities	6,228	6,283	4,585	7,448
Total Liabilities	646,769	196,759	174,824	210,952
Capital	164,782	164,782	164,782	164,782
Capital Surplus	131,424	131,424	131,776	131,776
Retained Earnings	77,410	99,525	107,529	133,463
Capital Adjustments	-11,999	-25,742	-38,078	-23,646
Total Shareholder’s Equity	361,617	369,989	366,009	406,375
Operating Revenue	41,666	173,648	186,664	205,208
Operating income	-4,222	10,099	21,332	45,434
Ordinary Income	-7,485	4,073	1,570	56,434
Net profit	-8,210	2,369	1,627	40,107

Company : Woori Investment Management

Company Number : 00243377			(units: millions of won)
	Period 17 1H (2004.6.30)	Period 16 (2004.3.31)	Period 15 (2003.3.31)	Period 14 (2002.3.31)
Current Assets	28,414	30,749	27,878	30,235
Fixed Assets	4,587	4,637	13,490	12,839
Total Assets	33,001	35,386	41,368	43,074
Current Liabilities	31	82	3,686	6,172
Fixed Liabilities	287	253	177	124
Total Liabilities	318	335	3,863	6,296
Capital	30,000	30,000	30,000	30,000
Capital Surplus	—	—	—	—
Retained Earnings	2,683	5,051	7,504	6,778
Capital Adjustments	—	—	—	—
Total Shareholder’s Equity	32,683	35,051	37,504	36,778
Operating income	1,192	5,979	10,360	11,830
Operating Profit	40	692	5,276	4,348
Ordinary Income	41	919	5,330	4,568
Net profit	32	546	3,726	3,128

Name of Company : Woori Finance Information System

Company Number : 00378947			(units: millions of won)
	Period 16 (2004.6.30)	Period 15 (2003.12.31)	Period 14 (2002.12.31)	Period 13 (2002.3.31)
Current Assets	61,238	66,061	76,504	5,933
Fixed Assets	245,056	214,158	164,549	2,882
Total Assets	306,294	280,219	241,053	8,815
Current Liabilities	62,409	49,763	53,942	2,362
Fixed Liabilities	235,523	222,753	184,349	373
Total Liabilities	297,932	272,516	238,291	2,735
Capital	4,500	4,500	4,500	4,500
Capital Surplus	—	—	—	—
Retained Earnings	3,856	3,197	-808	1,580
Capital Adjustments	6	6	—	—
Total Shareholder’s Equity	8,362	7,703	3,692	6,080
Sales	142,485	281,787	131,843	25,444
Operating income	5,970	20,870	4,404	1,127
Ordinary Income	1,194	5,871	-3,190	1,421
Net profit	659	4,005	-2,182	1,123

Company Name : Woori F&I

Company Number : 00416593			(units: millions of won)
	Period 4 1H (2004.6.30)	Period 3 (2003.12.31)	Period 2 (2002.12.31)	Period 1 (2001.12.31)
Current Assets	36,727	24,231	2,290	8,531
Fixed Assets	160,396	147,534	52,493	1,153
Total Assets	197,123	171,765	54,783	9,684
Current Liabilities	28,675	4,669	823	50
Fixed Liabilities	125,166	130,783	37,033	—
Total Liabilities	153,841	135,452	37,856	50
Capital	10,000	10,000	10,000	10,000
Capital Surplus	—	—	—	—
Retained Earnings	24,404	22,315	6,961	-366
Capital Adjustments	8,878	3,998	-34	—
Total Shareholder’s Equity	43,282	36,313	16,927	9,634
Operating Revenue	10,308	31,552	18,913	196
Operating income	9,791	31,244	10,253	-414
Ordinary Income	5,092	24,088	10,335	-366
Net profit	3,589	16,854	7,327	-366

Company Name : Woori Second Asset Securitization Specialty

Company Number : 00391665			(units: millions of won)
	Period 4 1H (2004.6.30)	Period 3 (2003.12.31)	Period 2 (2002.12.31)	Period 1 (2001.12.31)
Current Assets	6,642	730	23,560	10
Securitized Assets	13,912	19,623	74,106	167,136
Total Assets	20,554	20,353	97,666	167,146
Current Liabilities	33,983	34,081	4,425	167,170
Securitized Liabilities	100	100	59,936	0
Total Liabilities	34,083	34,181	64,361	167,170
Capital	10	10	10	10
Capital Surplus	0	—	—	—
Retained Earnings	-13,539	-13,838	33,295	-34
Capital Adjustments	0	—	—	—
Total Shareholder’s Equity	-13,529	-13,828	33,305	-24
Operating Revenue	2,261	15,256	52,425	—
Operating income	431	-480	32,553	-34
Ordinary Income	299	-289	33,367	-34
Net profit	299	-289	33,329	-34

Company Name : Woori Third Asset Securitization Specialty

Company Number : 00399357		(units: millions of won)
	Period 3 1H (2004.6.30)	Period 2 (2003.12.31)	Period 1 (2002.12.31)
Current Assets	1,821	3,044	18,226
Securitized Assets	58,912	26,503	48,764
Total Assets	60,733	29,547	66,990
Current Liabilities	60,263	60,260	11,676
Securitized Liabilities	27,790	27,790	65,204
Total Liabilities	88,053	88,050	76,880
Capital	10	10	10
Capital Surplus	0	—	—
Retained Earnings	-73,982	-72,337	-9,899
Capital Adjustments	46,652	13,824	—
Total Shareholder’s Equity	-27,320	-58,503	-9,889
Operating Revenue	0	4,473	33,566
Operating income	-676	-2,804	-10,008
Ordinary Income	-1,646	-2,669	-9,899
Net profit	-1,646	-2,669	-9,899

3.	Investment in Other Companies

(units: thousand shares, millions of won)

T y p e	Name	Beginning Balance			Changes		Ending Bal.			Dividend Revenue
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
D O M E S T I C	Woori Bank	570,568	100.0	2,912,311	65,389	913,000	635,957	100.0	3,825,311	620,019
	Kwangju Bank	34,080	99.9	170,400	—	—	34,080	99.9	170,400	8,502
	Kyong-nam Bank	51,800	99.9	259,000	—	—	51,800	99.9	259,000	12,950
	Woori Credit Card	22,600	100.0	113,000	(-)22,600	(-)113,000	—	100.0	—	—
	Woori Inv’t Mgmt.	6,000	100.0	39,128	—	—	6,000	100.0	39,128	2,400
	Woori Securities	17,372	52.7	169,621	15,584	56,999	32,956	100.0	226,620	8,686
	Woori Finance Info Sys.	900	100.0	5,244	—	—	900	100.0	5,244	—
	Woori F&I	2,000	100.0	10,094	—	—	2,000	100.0	10,094	1,500
	Woori 2nd SPC	2	95.0	10	—	—	2	95.0	10	13,000
	Woori 3rd SPC	2	100.0	10	—	—	2	100.0	10	—
Foreign		—	—	—	—	—	—	—	—	—
Total		705,324		3,678,818	58,373	856,999	763,697		4,535,817	667,057

*	Dividends derived on a fiscal basis
1.	Woori Bank and Woori Investment Bank merged in July 31, 2003, which led to an increase in 17,687,520 shares of Woori Bank
2.	Woori Finance Holdings injected capital into Woori Credit Card on March 27, 2003 and Sept. 30, 2003 of 200 billion won and 640 billion won, respectively. A capital reduction without consideration was carried out on December 22, 2003 with 380 million shares being cancelled.
3.	Woori Finance Holdings acquired 4,121,730 shares of Woori Securities on November 28, 2003 for 16.9 billion won

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

[as of 2003.12.31]							(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	673,458,609	86.8			673,458,609	85.9
Total		Common	673,458,609	86.8			673,458,609	85.9
		Preferred					0	0
		Total	673,458,609	86.8			673,458,609	85.9

Major Shareholder : KDIC

b.	Share Ownership of more than 5%

[as of 2003.12.31]				(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	673,458,609	85.9			673,458,609	85.9
Total		673,458,609	85.9			673,458,609	85.9

c.	Shareholder Distribution

[as of 2003.12.31]

Items	Shareholder number	Ratio	Number of shares	Ratio
Government	3	0.01%	7,398	0.00%
Government related companies	4	0.02%	673,492,609	86.85%
Securities companies	66	0.25%	2,506,076	0.32%
Insurance companies	8	0.03%	490,870	0.06%
Asset Management	9	0.03%	180,940	0.02%
Financial Institutions	139	0.52%	21,206,778	2.73%
Finance Companies	0	0.00%	0	0.00%
Financial Groups	4	0.02%	999,164	0.13%
Mutual Savings	2	0.01%	4,140	0.00%
Other companies	67	0.25%	8,782,528	1.13%
Individuals	26,236	98.42%	32,865,520	4.24%
Foreigners	116	0.44%	34,961,395	4.51%
Other	1	0.00%	150	0.00%
KSD	1	0.00%	7,342	0.00%
Total	26,656	100.0%	775,504,910	100.0%

d.	Total Minority Shareholders, Major Shareholders and Other Shareholders

(as of 2003.12.31)

Items	Shareholder number	Ratio	Number of shares	Ratio	Notes
Total Minority shareholders	26,652	99.99%	84,615,239	10.91%
Minority Shareholders (companies)	379	1.42%	44,597,568	5.75%
Minority Shareholders (individuals)	26,273	98.56%	40,017,671	5.16%
Major shareholder	1	0.00%	673,458,609	86.84%
Total other shareholders	2	0.01%	17,423,720	2.25%
Other shareholders (companies)	1	0.00%	8,146,720	1.05%
Other shareholders (individuals)	1	0.00%	9,277,000	1.20%
KSD	1	0.00%	7,342	0.00%
Total	26,656	100.00%	775,504,910	100.00%

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: won, shares)

Period	January	February	March	April	May	June
High	7,850	9,020	9,540	9,210	8,750	7,510
Low	6,680	6,900	7,680	8,030	6,180	6,520
Monthly Trade Volume	34,503,475	31,768,944	42,356,190	34,580,246	41,736,095	35,985,286
High
Low
Monthly Trade Volume

b.	Foreign Stock Market

[name of market : NYSE]					(units: dollars, shares)

Period		January	February	March	April	May	June
ADR	High	19.70	22.25	25.20	23.57	21.95	19.30
	Low	17.95	18.15	20.55	21.60	17.00	17.15
Monthly Trade Volume		82,900	13,800	20,700	45,700	83,800	37,100
	High	—	—	—	—	—	—
	Low	—	—	—	—	—	—
Monthly Trade Volume		—	—	—	—	—	—

* The ADR exchange ratio is 3 shares of Common Stock for one ADS.

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned
Chairman	Registered	Young-Key Hwang
Vice Chairman	Registered	Jong-Wook Kim
Managing Director	Registered	Seung –Hee Park
Managing Director	Registered	Jin-hyung Chu
Non-standing Director	Registered	Suk-Jean Kang
Non-standing Director	Registered	Je-Hoon Lee
Non-standing Director	Registered	Sung-Tae Ro
Non-standing Director	Registered	Oh-Seok Hyun
Non-standing Director	Registered	Do-Soung Choi
Non-standing Director	Registered	Sung-Hwan Bae
Non-standing Director	Registered	Chung-Sook Moon

2.	Employee Status

(units: years, thousands of won)

Items	Staff				Average Tenure	Annual Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	47	—	4	51	3	1,554,563	30,482
Female	4	—	12	16	3	188,233	11,765
Total	51	—	16	67	3	1,742,796	26,012

* Based on compensation from Jan. to Sept.

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

VIII	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of won)

T Y P e	Name	Relation	Transactions of provisional payments & loans
			Item	Conditions				Changes
				Date	Maturity Date	Interest Rate		Beg.	Change		End.
						Loan	Borrow		+	–
	Woori 2nd SPC	subsidiary	Other loan	2002.1.8	2012.1.8	7.5%	—	100	—	—	100
	Woori 3rd SPC	subsidiary	Other loan	2002.4.15	2012.4.15	7.8%	—	27,790	—	—	27,790
	Woori Bank	subsidiary	Other loan	2002.9~ 2002.11	10 yr	4.0%	—	600,000	—	600,000-	—
	Kwangju Bank	subsidiary	Other loan	2002. 12.31	10 yr	4.5%	—	50,000	—	—	50,000
	Woori Finance Info. Sys	subsidiary	Other loan	2002.4~ 2002.10	4yr	7.3%	—	30,000	—	—	30,000
	Woori F&I	subsidiary	Other loan	2002.9~ 2003.3	4yr	7.3% ~ 7.6%	—	126,850	—	1,850	125,000
Foreign	—	—	—	—	—	—	—	—	—	—	—
Total								834,740	—	601,850	232,890

b.	Payment Transactions

(units: millions of won)

Name	Relation	Transactions of Payments
		Item	Par value	Transactions				Gain / Loss
				Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Investment stock	5,000	5,869,559	1,041,166		6,910,725
Kyongnam Bank	Subsidiary	Investment stock	5,000	504,628	64,220		568,848
Kwangju Bank	Subsidiary	Investment stock	5,000	364,955	54,164		419,119
Woori Credit Card	Subsidiary	Investment stock	5,000	—	—	—		*1
Woori Finance Info. System	Subsidiary	Investment stock	5,000	7,284	532		7,816
Woori F&I	Subsidiary	Investment stock	5,000	35,896	6,910		42,806
Woori 2nd SPC	Subsidiary	Investment stock	5,000	20,016	300		20,316
Woori 3rd SPC	Subsidiary	Investment stock	5,000	1,266	31,182		32,448
Woori Inv’t Mgmt	Subsidiary	Investment stock	5,000	34,978	—	2,295	32,683
Woori Securities	Subsidiary	Investment stock	5,000	168,640	51,777		220,417	*2
Total				7,007,222	1,250,251	2,295	8,255,178

*	The above transactions have been derived using the equity method.
•	1) Losses of 105,581 million won, which was not recognized the last quarter, was recognized in the 2nd quarter. Following the merger of Woori Credit Card into Woori Bank, the invested stocks of Woori Credit Card were merged with invested stocks of Woori Bank
•	2) 15,584,113 Woori Securities shares (47.3% of total shares) were acquired through a stock exchange in the 2nd quarter

c.	Real-Estate Transactions (including rent activities)

(1)	Transactions of Real-estate Rent activities

(units: millions of won)

Name	Relation	Transactions of Payments
		Item		location	Quantity				Information		Rent
					Rent		Rent		Maturity	Guarantee
					Inc	Dec	Inc	Dec
Woori Bank	Affiliate	Rent	Bldg	Hoeihyun- dong 1ga, 203bunji	—	—	—	—	2001.3.21 ~ 2005.3.21	3,846	742
Total										3,846	742

*	The above contract was extended on 2003.3.21

IX.	Appendix

1.	Deposits

(units: won)

Items	Category	Bank Name	Ending Balance	Interest Earned in Fiscal Year	Collateral	Remarks
	Deposit	Woori	453,594,881,242	3,341,973,279	—	—
	Deposit	Kwangju	20,009,410,227	257,182,936	—	—
	Deposit	Kyongnam	29,501,471,866	361,019,272	—	—
Overseas	—	—	—	—	—	—
Total		—	454,112,278,442	3,960,175,487	—	—

2.	Loans and Debentures Provided

(units: won)

Items	Category	Lender	Beginning Balance	Increase	Decrease	Ending Balance	Remarks
Domestic	Loan	WFIS	30,000,000,000	—	—	30,000,000,000	—
		Woori F&I	126,850,000,000	—	1,850,000,000	125,000,000,000	—
		Woori 2nd SPC	100,000,000	—	—	100,000,000	—
		Woori 3rd SPC	27,790,000,000	—	—	27,790,000,000	—
	Conv. Bonds	Woori Bank	600,000,000,000	—	600,000,000,000	—	—
		Kwangju Bank	50,000,000,000	—	—	50,000,000,000	—
Overseas	—	—	—	—		—	—
Total		—	834,740,000,000		601,850,000,000	232,890,000,000	—

3.	Debentures Issued

Item	Category	Issue Date	Issue Amount	Redemption	Balance	Interest Rate	Maturity
Domestic	Series No. 2 Unsecured Bonds	2001.9.28	300,000,000,000		300,000,000,000	5.00%	2004.9.28
	Series No. 3 Unsecured Bonds	2001.12.03	300,000,000,000		300,000,000,000	5.93%	2004.12.3
	Series No.4 Unsecured Bonds	2001.12.17	150,000,000,000		150,000,000,000	6.00%	2004.12.17
	Series No.5 Unsecured Bonds	2001.12.28	300,000,000,000	300,000,000,000	—	6.86%	2004.6.28
	Series No. 7 Unsecured Bonds	2002.11.27	300,000,000,000		300,000,000,000	5.80%	2005.11.27
	Series No. 8 Unsecured Bonds	2002.12.26	200,000,000,000		200,000,000,000	6.05%	2007.12.26
	Series No. 9 Unsecured Bonds	2003.9.19	300,000,000,000		300,000,000,000	4.64%	2006.9.19
	Series No. 10 Unsecured Bonds	2003.12.16	300,000,000,000		300,000,000,000	5.92%	2008.12.16
	Series No. 11 Unsecured Bonds	2004.6.18	370,000,000,000		370,000,000,000	5.05%	2009.6.18
	Series 6-4 Convertible Bonds	2003.3.26	20,000,000,000		20,000,000,000	0.00%	2006.3.26
Overseas	Series 1 No. F.C. Bonds	2001.11.2	172,875,000,000 (USD 150,000,000)		172,875,000,000 (USD 150,000,000)	Libor+1.6%	2004.11.2
	Series 2 No. F.C. Bonds	2002.1.16	167,100,000,000 (JPY 15,000,000,000)	167,100,000,000 (JPY 15,000,000,000)	—	1.74%	2004.1.16
	Series 6-1 Convertible Bonds	2002.9.27	41,490,000,000 (USD 36,000,000)		41,490,000,000 (USD 36,000,000)	0.00%	2005.9.27
	Series 6-2 Convertible Bonds	2002.12.20	18,440,000,000 (USD 16,000,000)		18,440,000,000 (USD 16,000,000)	0.00%	2005.12.20
	Series 6-3 Convertible Bonds	2003.3.26	44,947,500,000 (USD 39,000,000)		44,947,500,000 (USD 39,000,000)	0.00%	2006.3.26
	Series 6-5 Convertible Bonds	2003.7.10	1,152,500,000 (USD 1,000,000)		1,152,500,000 (USD 1,000,000)	0.00%	2006.7.10
Total			2,986,005,000,000	467,100,000,000 (JPY 15,000,000,000)	2,518,905,000,000

*	Applied F/X rate for foreign currency debentures translated into Korean Won
–	USD denominated bonds (1,197.80/USD)
–	JPY denominated bonds (11.196/JPY)

Exhibit 99.2

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS

ENDED JUNE 30, 2004 AND 2003

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit • Tax • Consulting • Financial Advisory •

Independent Accountants’ Review Report

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of June 30, 2004 and the related non-consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2004 and 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the standards for review of interim financial statements in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements as of and for the three-month and six-month periods ended June 30, 2004 and 2003 are not presented fairly, in all material respects, in accordance with the financial accounting standards in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2003 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated February 17, 2004, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2003 comparatively presented does not differ, in material respects, from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation is not made in conformity with the basis stated in Note 2 to the accompanying non-consolidated interim financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Without affecting our conclusion, we draw attention to the following:

As explained in Notes 1 and 26 to the accompanying non-consolidated interim financial statements, Woori Bank, a subsidiary of the Company, merged with Woori Credit Card Co., Ltd. (“WCC”), a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330.3 billion (US$ 286.6 million) of the difference between (Won) 657.2 billion (US$ 570.2 million) of net assets acquired from WCC and (Won) 326.9 billion (US$ 283.6 million) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares of Woori Bank increased from 570.6 million to 636.0 million and contributed capital of Woori Bank increased from (Won) 2,852.8 billion (US$ 2,475.3 million) to (Won) 3,179.8 billion (US$ 2,759.0 million) as of June 30, 2004.

As explained in Notes 1 and 27 to the accompanying non-consolidated interim financial statements, on June 18, 2004 the Company issued 8.6 million new common shares and exchanged them for 15.6 million common shares of Woori Securities, a subsidiary of the Company, in order to wholly own the subsidiary. As a result, the number of issued common shares of the Company increased from 775.5 million to 784.1 million and contributed capital of the Company increased from (Won) 3,877.5 billion (US$ 3,364.4 million) to (Won) 3,920.4 billion (US$ 3,401.6 million) as of June 30, 2004.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

July 26, 2004

Notice to Readers

This report is effective as of July 26, 2004, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)
	June 30, 2004		December 31, 2003		June 30, 2004		December 31, 2003
ASSETS		(In millions)				(In thousands)
Cash and bank deposits (Notes 16 and 20)	(Won)	453,595	(Won)	349,585	US$	393,575	US$	303,328
Investment securities of subsidiaries (Note 3)		8,255,178		7,007,222		7,162,844		6,080,019
Loans, net of allowance for possible loan losses (Notes 4, 5 and 20)		231,726		830,566		201,064		720,665
Fixed assets (Note 6)		351		293		305		254
Other assets (Notes 5, 7, 10 and 20)		15,924		60,149		13,816		52,190

	(Won)	8,956,774	(Won)	8,247,815	US$	7,771,604	US$	7,156,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Borrowings (Note 8)	(Won)	220,000	(Won)	—	US$	190,889	US$	—
Debentures, net of discounts and reconciliation for conversion rights plus accrued interest and redemption premium (Notes 9 and 10)		2,517,145		2,621,182		2,184,074		2,274,344
Other liabilities (Notes 10, 11, 12 and 20)		42,945		28,738		37,262		24,936

		2,780,090		2,649,920		2,412,225		2,299,280

SHAREHOLDERS’ EQUITY
Common stock (Note 13)		3,920,381		3,877,525		3,401,632		3,364,447
Capital surplus (Note 13)		75,451		61,324		65,467		53,210
Retained earnings (Notes 4 and 13)
Legal reserve		79,178		58,921		68,701		51,125
Voluntary reserve		1,120,000		1,000,000		971,800		867,679
Retained earnings before appropriations (Net income of (Won) 180,475 million and (Won)202,565 million for the six months ended June 30, 2004 and for the year ended December 31, 2003, respectively)		49,950		223,945		43,341		194,312

		1,249,128		1,282,866		1,083,842		1,113,116
Capital adjustments (Notes 3 and 14)		931,724		376,180		808,438		326,403

		6,176,684		5,597,895		5,359,379		4,857,176

	(Won)	8,956,774	(Won)	8,247,815	US$	7,771,604	US$	7,156,456

See Accompanying notes to non-consolidated interim financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 19)	(Won)	373,164	(Won)	246,457	(Won)	339,466	(Won)	549,454	US$	323,787	US$	213,846	US$	294,548	US$	476,750
Interest income (Note 20)		6,290		17,627		17,777		37,358		5,457		15,294		15,425		32,415
Gain on valuation of swap contracts (Notes 9 and 20)		—		—		—		1,392		—		—		—		1,208
Gain on foreign currencies transactions		—		2,883		—		—		—		2,502		—		—
Gain on foreign currencies translation		408		11,040		21,612		7,003		354		9,579		18,752		6,076
Reversal of allowance for doubtful accounts		—		3,144		9,986		3,773		—		2,728		8,664		3,273

		379,862		281,151		388,841		598,980		329,598		243,949		337,389		519,722

OPERATING EXPENSES
Interest expense (Note 20)		(36,838)		(74,481)		(34,687)		(69,899)		(31,964)		(64,626)		(30,097)		(60,650)
Loss on valuation of swap contracts (Notes 9 and 20)		(4,271)		(13,531)		(22,792)		(6,816)		(3,706)		(11,741)		(19,776)		(5,914)
Provision for possible loan losses		(3)		—		—		—		(3)		—		—		—
Fees and commissions (Note 20)		(1,824)		(2,980)		(1,553)		(2,568)		(1,583)		(2,586)		(1,348)		(2,228)
General and administrative (Notes 17 and 20)		(5,047)		(9,825)		(4,217)		(12,350)		(4,378)		(8,524)		(3,659)		(10,716)

		(47,983)		(100,817)		(63,249)		(91,633)		(41,634)		(87,477)		(54,880)		(79,508)

OPERATING INCOME		331,879		180,334		325,592		507,347		287,964		156,472		282,509		440,214
NON-OPERATING INCOME		24		202		—		191		21		175		—		166
NON-OPERATING EXPENSES		(59)		(61)		(29)		(36)		(51)		(53)		(25)		(31)

INCOME BEFORE INCOME TAX EXPENSE		331,844		180,475		325,563		507,502		287,934		156,594		282,484		440,349

INCOME TAX EXPENSE (Note 15)		—		—		—		—		—		—		—		—

NET INCOME	(Won)	331,844	(Won)	180,475	(Won)	325,563	(Won)	507,502	US$	287,934	US$	156,594	US$	282,484	US$	440,349

(continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 (CONTINUED)

(See Independent Accountants’ Review Report)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
BASIC ORDINARY INCOME PER COMMON SHARE (Note 21)	(Won)	427	(Won)	233	(Won)	424	(Won)	661	US$	0.370	US$	0.202	US$	0.368	US$	0.574

BASIC NET INCOME PER COMMON SHARE (Note 21)	(Won)	427	(Won)	233	(Won)	424	(Won)	661	US$	0.370	US$	0.202	US$	0.368	US$	0.574

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 21)	(Won)	420	(Won)	232	(Won)	413	(Won)	649	US$	0.364	US$	0.201	US$	0.358	US$	0.563

DILUTED NET INCOME PER COMMON SHARE (Note 21)	(Won)	420	(Won)	232	(Won)	413	(Won)	649	US$	0.364	US$	0.201	US$	0.358	US$	0.563

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)								(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	331,844	(Won)	180,475	(Won)	325,563	(Won)	507,502	US$	287,934	US$	156,594	US$	282,484	US$	440,349

Adjustments to reconcile net income to net cash used in operating activities:
Interest expense (amortization of discounts on debentures)		3,022		6,010		2,949		5,217		2,622		5,215		2,559		4,527
Loss on valuation of swap contracts		4,271		13,531		22,792		6,816		3,706		11,741		19,776		5,914
Provision for possible loan losses		3		—		—		—		3		—		—		—
Provision for severance benefits		2		25		210		267		2		22		182		232
Depreciation		60		86		36		70		52		75		31		61
Amortization on intangible assets		5		9		4		7		4		8		3		6
Stock compensation		112		229		117		234		97		199		102		203
Other non-operating expense		8		8		—		—		7		7		—		—
Gain on valuation using the equity method of accounting		(373,164)		(246,457)		(339,466)		(549,454)		(323,787)		(213,846)		(294,548)		(476,750)
Long-term accrued interest income		(561)		(1,122)		(6,552)		(12,968)		(487)		(975)		(5,685)		(11,253)
Gain on valuation of swap contracts		—		—		—		(1,392)		—		—		—		(1,208)
Gain on foreign currency translation		(408)		(11,040)		(21,612)		(7,003)		(354)		(9,579)		(18,752)		(6,076)
Reversal of allowance for doubtful accounts		—		(3,144)		(9,986)		(3,773)		—		(2,728)		(8,664)		(3,273)
Gain on sales of tangible assets		(13)		(13)		—		—		(11)		(11)		—		—
Other non-operating revenue		(11)		(11)		—		—		(10)		(10)		—		—

		(366,674)		(241,889)		(351,508)		(561,979)		(318,156)		(209,882)		(304,996)		(487,617)

(continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 (CONTINUED)

(See Independent Accountants’ Review Report)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)								(In thousands)
Changes in operating assets and liabilities:
Decrease in other receivable	(Won)	—	(Won)	130	(Won)	—	(Won)	4	US$	—	US$	113	US$	—	US$	3
Decrease (Increase) in accrued income		(553)		27,766		312		1,593		(480)		24,092		271		1,382
Decrease in currency swap contracts		—		16,463		—		—		—		14,285		—		—
Increase in advance payment		(19)		(19)		—		—		(16)		(16)		—		—
Decrease in prepaid expenses		274		281		574		811		238		244		498		704
Decrease in prepaid income tax		6,472		1,329		5,234		3,067		5,616		1,153		4,541		2,661
Retirement benefits payment		(364)		(530)		—		—		(316)		(460)		—		—
Decrease in retirement insurance		436		436		—		—		378		378		—		—
Increase (decrease) in other payables		746		905		(2,182)		328		647		785		(1,894)		285
Decrease in accrued expenses		(621)		(86)		(2,130)		(160)		(539)		(75)		(1,848)		(139)
Increase (decrease) in withholdings		(23)		(73)		(4)		15		(20)		(63)		(3)		13

		6,348		46,602		1,804		5,658		5,508		40,436		1,565		4,909

Net cash used in operating activities		(28,482)		(14,812)		(24,141)		(48,819)		(24,714)		(12,852)		(20,947)		(42,359)

CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend income		11,086		273,694		152,108		153,608		9,620		237,479		131,981		133,283
Collection of loans		—		1,850		—		10,400		—		1,605		—		9,024
Collection of other loans		—		600,000		7,400		292,286		—		520,607		6,421		253,610
Disposition of tangible assets		48		48		—		—		42		42		—		—
Acquisition of investment securities of subsidiaries		—		(800,000)		—		(200,000)		—		(694,143)		—		(173,536)
Increase in loans		—		—		—		(90,000)		—		—		—		(78,091)

(continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 (CONTINUED)

(See Independent Accountants’ Review Report)

	Korean won								US dollars (Note 2)
	2004				2003				2004				2003
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)								(In thousands)
Acquisition of tangible assets	(Won)	(177)	(Won)	(177)	(Won)	(10)	(Won)	(19)	US$	(154)	US$	(154)	US$	(9)	US$	(16)
Acquisition of intangible assets		(11)		(11)		(3)		(3)		(10)		(10)		(3)		(3)

Net cash provided by investing activities		10,946		75,404		159,495		166,272		9,498		65,426		138,390		144,271

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings		—		220,000		—		—		—		190,889		—		—
Proceeds from debentures in local currency		368,924		368,924		—		20,000		320,108		320,108		—		17,354
Proceeds from debentures in foreign currencies		—		—		—		48,633		—		—		—		42,197
Capital increase with consideration		—		—		38,416		38,420		—		—		33,333		33,336
Payment of borrowings		(10,000)		—		(100,000)		(100,000)		(8,677)		—		(86,768)		(86,768)
Payment of debentures in local currency		(300,000)		(300,000)		—		—		(260,303)		(260,303)		—		—
Payment of debentures in foreign currencies		—		(167,940)		—		—		—		(145,718)		—		—
Expense of issuing new shares		(16)		(16)		—		—		(14)		(14)		—		—
Payment of dividends		(77,550)		(77,550)		(57,262)		(57,262)		(67,289)		(67,289)		(49,685)		(49,685)

Net cash provided (used) in financing activities		(18,642)		43,418		(118,846)		(50,209)		(16,175)		37,673		(103,120)		(43,566)

NET INCREASE (DECREASE) IN CASH AND BANK DEPOSITS		(36,178)		104,010		16,508		67,244		(31,391)		90,247		14,323		58,346
CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		489,773		349,585		123,992		73,256		424,966		303,328		107,586		63,563

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	453,595	(Won)	453,595	(Won)	140,500	(Won)	140,500	US$	393,575	US$	393,575	US$	121,909	US$	121,909

See Accompanying notes to non-consolidated interim financial statement

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(See Independent Accountants’ Review Report)

1.	GENERAL

(1) Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In accordance with its functional restructuring, the Company established or acquired seven more subsidiaries, and has four 2nd -tier subsidiaries. Upon incorporation, the Company’s common stock amounted to (Won)3,637,293 million (US$ 3,156,003 thousand), consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases and exercise of warrants since incorporation, the Company’s common stock amounted to (Won)3,920,381 million (US$ 3,401,632 thousand), consisting of 784,076,172 common shares issued and outstanding as of June 30, 2004.

On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won)6,800 per share with 36,000,000 new shares and 54,000,000 issued shares. The KDIC owned 673,458,609 (85.9%) shares of the Company’s common shares as of June 30, 2004.

The Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

(2) Subsidiaries

General information pertaining to the Company’s subsidiaries as of June 30, 2004 does not differ materially from that as of December 31, 2003 except for set forth below.

a.	Woori Bank, a subsidiary of the Company, merged with WCC, a subsidiary of the Company, on March 31, 2004. Woori Bank issued 0.3581 new common shares per one common share of WCC. Accordingly, the number of issued common shares of Woori Bank increased from 571 million to

636 million and contributed capital of Woori Bank increased from (Won)2,852.8 billion (US$2,475.3 million) to (Won)3,179.8 billion (US$2,759.0 million).

b.	For the three-month period ended March 31, 2004, Woori Bank additionally acquired PT. Bank Woori Indonesia’s 231 shares of common stock which are 13.6% ownership interest in of the 2nd-tier subsidiary of the Company.

c.	For the three-month period ended June 30, 2004, the Company additionally acquired Woori Securities Co., Ltd.’s 15,584,113 shares of common stock which are 47.3% ownership interest in of the subsidiary of the Company (Note 27).

d.	The summary of subsidiaries as of June 30, 2004 is as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	December 31
“	Kyongnam Bank	51,800,000	99.9	December 31
“	Kwangju Bank	34,080,000	99.9	December 31
“	Woori Finance Information System Co., Ltd. (WFIS)	900,000	100.0	December 31
“	Woori F&I Co., Ltd. (WF&I)	2,000,000	100.0	December 31
“	Woori Second Asset Securitization Specialty Co., Ltd. (WASS2)	1,900	95.0	December 31
“	Woori Third Asset Securitization Specialty Co., Ltd. (WASS3)	2,000	100.0	December 31
“	Woori Investment Trust Management Co., Ltd. (WITM)	6,000,000	100.0	March 31
“	Woori Securities Co., Ltd. (Woori Securities)	32,956,413	100.0	March 31
Woori Bank	Woori Credit Information Co., Ltd. (WCI)	1,008,000	100.0	December 31
“	Woori America Bank (WAB)	8,500,000	100.0	December 31
“	PT. Bank Woori Indonesia (BWI)	1,618	95.2	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd. (WCAAMC)	408,000	51.0	December 31

.

e.	The summary of subsidiaries as of December 31, 2003 was as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	570,567,520	100.0	December 31
“	Kyongnam Bank	51,800,000	99.9	December 31
“	Kwangju Bank	34,080,000	99.9	December 31
“	Woori Credit Card Co., Ltd. (*2)	22,600,000	100.0	December 31
“	Woori Finance Information System Co., Ltd.	900,000	100.0	December 31
“	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
“	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
“	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
“	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
“	Woori Securities Co., Ltd. (*3)	17,372,300	52.7	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
“	Woori America Bank (*4)	8,500,000	100.0	December 31
“	P.T. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	The number of outstanding shares of Woori Bank increased by 17,687,520 shares as a result of Woori Bank’s merger with Woori Investment Bank on July 31, 2003.

(*2)	On March 27, 2003 and September 30, 2003, the Company purchased 40,000,000 new shares of WCC for (Won)200,000 million (US$ 173,536 thousand) and 128,000,000 new shares of WCC for (Won)640,000 million (US$ 555,315 thousand). However, WCC curtailed 380,000,000 shares amounting to (Won)1,900,000 million (US$ 1,648,590 thousand) in a capital reduction without compensation on December 22, 2003.

(*3)	The Company purchased 4,121,730 shares of Woori Securities for (Won)16,899 million (US$ 14,663 thousand) on November 28, 2003.

(*4)	Woori Bank purchased 1,500,000 new shares of WAB for US$ 15 million on September 3, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of income or cash flows, is not presented in the accompanying financial statements.

The US dollar amounts presented in these non-consolidated interim financial statements were computed by translating Korean won into US dollars at the rate of (Won)1,152.5 to US$1.00 the Base Rate announced by Seoul Money Brokerage Service, Ltd. at June 30, 2004, solely for the convenience of the readers outside of the Republic of Korea. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated interim financial statements, are not different materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2003.

3. INVESTMENT SECURITIES OF SUBSIDIARIES

(1)	Changes in equity securities during the six-month period ended June 30, 2004, which are accounted for using the equity method of accounting, are as follows (Unit: Korean won in millions):

	January 1, 2004		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		June 30, 2004
Woori Bank	(Won)	5,869,559	(Won)	584,770	(Won)	497,369	(Won)	(40,973)	(Won)	6,910,725
Kyongnam Bank		504,628		66,924		10,267		(12,971)		568,848
Kwangju Bank		364,955		57,484		5,240		(8,560)		419,119
Woori Credit Card (*1)		—		(466,410)		1,677		464,733		—
Woori Finance Information System		7,284		532		—		—		7,816
Woori F&I		35,896		3,531		4,879		(1,500)		42,806
Woori Second Asset Securitization Specialty		20,016		300		—		—		20,316
Woori Third Asset Securitization Specialty		1,266		(1,646)		32,828		—		32,448
Woori Investment Trust Management		34,978		105		—		(2,400)		32,683
Woori Securities		168,640		867		2,598		48,312		220,417

	(Won)	7,007,222	(Won)	246,457	(Won)	554,858	(Won)	446,641	(Won)	8,255,178

(*1)	(Won)105,581 million (US$ 91,610 thousand) of unrecorded loss on valuation of the equity securities in WCC in 2003, due to discontinuance of equity method of accounting was reflected in the other increase or decrease for the six months ended June 30, 2004. In addition, the investment securities of WCC were combined in those of Woori Bank since WCC was merged into Woori Bank on March 31, 2004.

(2)	The reconciliation between the acquisition costs and the book value as of December 31, 2003 is summarized as follows (Unit: Korean won in millions):

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		Dec. 31, 2003
Woori Bank	(Won)	2,764,400	(Won)	2,760,234	(Won)	800,161	(Won)	(455,236)	(Won)	5,869,559
Kyongnam Bank		259,000		235,406		32,074		(21,852)		504,628
Kwangju Bank		170,403		195,597		9,508		(10,553)		364,955

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		Dec. 31, 2003
Woori Credit Card (*1)		273,000		(1,490,901)		(522,099)		1,740,000		—
Woori Investment Bank		170,493		44,780		34,627		(249,900)		—
Woori Finance Information System		5,244		2,238		6		(204)		7,284
Woori F&I		10,094		23,304		3,998		(1,500)		35,896
Woori First Asset Securitization Specialty		10		(10)		—		—		—
Woori Second Asset Securitization Specialty		10		33,006		—		(13,000)		20,016
Woori Third Asset Securitization Specialty		10		(2,678)		13,824		(9,890)		1,266
Woori Investment Trust Management		39,128		3,350		—		(7,500)		34,978
Woori Securities		152,662		1,759		2,560		11,659		168,640

	(Won)	3,844,454	(Won)	1,806,085	(Won)	374,659	(Won)	982,024	(Won)	7,007,222

(*1)	In 2003, the equity method of accounting was discontinued for the valuation of investment securities in WCC as the investment balance was reduced to zero during the year.

(3)	The details of other increase or decrease during the six-month period ended June 30, 2004 are as follows (Unit: Korean won in millions):

	Business combinations between subsidiaries		Acquisition		Retained earnings		Dividends received		Total
Woori Bank	(Won)	200,163	(Won)	—	(Won)	(1,498)	(Won)	(239,638)	(Won)	(40,973)
Kyongnam Bank		—		—		(21)		(12,950)		(12,971)
Kwangju Bank		—		—		(40)		(8,520)		(8,560)
Woori Credit Card		(200,163)		800,000		(135,104)		—		464,733
Woori F&I		—		—		—		(1,500)		(1,500)
Woori Investment Trust Management		—		—		—		(2,400)		(2,400)
Woori Securities		—		56,999		—		(8,687)		48,312

	(Won)	—	(Won)	856,999	(Won)	(136,663)	(Won)	(273,695)	(Won)	446,641

(4)	The details of other increase or decrease during the period from the acquisitions of the securities to December 31, 2003 are as follows (Unit: Korean won in millions):

	Acquisition (disposition)		Retained earnings		Dividends received		Total
Woori Bank (*1)	(Won)	227,084	(Won)	(108,430)	(Won)	(573,890)	(Won)	(455,236)
Kyongnam Bank		—		(11,492)		(10,360)		(21,852)
Kwangju Bank		—		(3,737)		(6,816)		(10,553)
Woori Credit Card		1,740,000		—		—		1,740,000
Woori Investment Bank		(249,666)		(234)		—		(249,900)
Woori Finance Information System		—		(204)		—		(204)
Woori F&I		—		—		(1,500)		(1,500)
Woori Second Asset Securitization Specialty		—		—		(13,000)		(13,000)
Woori Third Asset Securitization Specialty		—		(9,890)		—		(9,890)
Woori Investment Trust Management		—		—		(7,500)		(7,500)
Woori Securities		16,959		—		(5,300)		11,659

	(Won)	1,734,377	(Won)	(133,987)	(Won)	(618,366)	(Won)	982,024

(*1)	Woori Bank recorded again on disposition of the investment in WITM amounting to (Won)17,715 million (US$ 15,371 thousand) and a loss on disposition of the investment in Woori Securities amounting to (Won)40,297 million (US$ 34,965 thousand) which were recorded in capital surplus of Woori Bank in 2002. The Company recognized these amounts as increase and decrease, respectively, in acquisition cost of the investment in Woori Bank in 2002.

(5)	For investments in the subsidiaries accounted for using the equity method, the excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years while excess of the proportionate net asset value on the acquisition date over the acquisition cost is amortized over 5 years.

The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date during the six-month period ended June 30, 2004 are as follows (Unit: Korean won in millions):

	January 1, 2004		Increase (decrease)		Amortization		June 30, 2004
Woori Bank	(Won)	264,026	(Won)	24,056	(Won)	8,122	(Won)	279,960
Kyongnam Bank		7,565		—		223		7,342
Kwangju Bank		16,442		—		484		15,958
Woori Credit Card		24,415		(24,056)		359		—
Woori F&I		84		—		2		82
Woori Securities		(30,223)		(113,999)		(3,022)		(141,200)

	(Won)	282,309	(Won)	(113,999)	(Won)	6,168	(Won)	162,142

The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date during the period from the acquisition to December 31, 2003 are as follows (Unit: Korean won in millions):

	The initial difference at acquisition		Decrease		Amortization		December 31, 2003
Woori Bank	(Won)	328,323	(Won)	(17,300)	(Won)	46,997	(Won)	264,026
Kyongnam Bank		8,900		—		1,335		7,565
Kwangju Bank		19,343		—		2,901		16,442
Woori Credit Card		28,721		—		4,306		24,415
Woori Investment Bank		5,979		(5,282)		697		—
Woori Finance Information System		(110)		—		(110)		—
Woori F&I		94		—		10		84
Woori Securities		355		(30,223)		355		(30,223)

	(Won)	391,605	(Won)	(52,805)	(Won)	56,491	(Won)	282,309

(6)	The details of the elimination of unrealized intercompany income or loss for the six-month period ended June 30, 2004 are as follows (Unit: Korean won in millions):

	Operating revenues		Operating expenses		Non-operating income		Non-operating expenses		Total
Woori Bank	(Won)	1,069	(Won)	—	(Won)	1,170	(Won)	(45)	(Won)	2,194
Kyongnam Bank		—		—		—		(10)		(10)
Kwangju Bank		—		—		—		(59)		(59)
Woori Credit Card		—		—		—		(172)		(172)
Woori Finance Information System		(127)		—		—		—		(127)

	(Won)	942	(Won)	—	(Won)	1,170	(Won)	(286)	(Won)	1,826

4. LOANS

Loans as of June 30, 2004 and December 31, 2003 are as follows:

			Annual interest rate (%)	Korean won				US dollars (Note 2)
	Issuance date	Maturity date		Jun. 30,		Dec. 31,		Jun. 30,		Dec. 31,
				2004		2003		2004		2003
				(In millions)				(In thousands)
Woori Finance Information System (*1)	Oct. 31, 2002	Oct. 31, 2006	7.3	(Won)	30,000	(Won)	30,000	US$	26,030	US$	26,030

Woori F&I (*2)	Dec. 20, 2002	Dec. 20, 2006	7.6		3,150		5,000		2,733		4,338
“	Mar. 25, 2003	Mar. 25, 2007	7.3		90,000		90,000		78,091		78,091
“	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		23,000		19,957		19,957
“	Jul. 29 2003	Jul. 29 2007	7.3		8,850		8,850		7,679		7,679

					125,000		126,850		108,460		110,065

WASS2:
2-1 non-guaranteed privately placed bond (*3)	Jan. 8, 2002	Jan. 8, 2012	7.5		100		100		87		87

WASS3:
3-1 non-guaranteed privately placed bond (*3)	Apr. 15, 2002	Apr. 15, 2012	7.8		27,790		27,790		24,113		24,113

Woori Bank:
1st non-guaranteed subordinated convertible bonds	Sep. 27, 2002	Sep. 27, 2012	—		—		150,000		—		130,151
2nd non-guaranteed subordinated convertible bonds	Oct. 30, 2002	Oct. 30, 2012	—		—		200,000		—		173,536
3rd non-guaranteed subordinated convertible bonds	Nov. 28, 2002	Nov. 28, 2012	—		—		250,000		—		216,920

					—		600,000		—		520,607

Kwangju Bank:
Non-guaranteed subordinated convertible bonds (*4)	Dec. 31, 2002	Dec. 31, 2012	—		50,000		50,000		43,384		43,384

Total					232,890		834,740		202,074		724,286

Allowance for possible loan losses (Note 5)					1,164		4,174		1,010		3,621

	Issuance date	Maturity date	Annual interest rate (%)	Korean won		US dollars (Note 2)
				Jun. 30, 2004	Dec. 31, 2003	Jun. 30, 2004	Dec. 31, 2003
				(In millions)		(In thousands)
Net				(Won)231,726	(Won)830,566	US$ 201,064	US$ 720,665

(*1)	Loans granted to finance the transaction among Woori Bank, WCC and WFIS, in which Woori Bank and WCC transferred their IT equipment to WFIS.
(*2)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of WF&I.
(*3)	The principal of the non-guaranteed privately placed bonds listed above shall be fully repaid on the maturity date, however, the trustees may exercise early redemption rights to pay in part or in whole the principal in accordance with the business trust contract pursuant to the asset securitization plan.
(*4)	The coupon rate on the bonds is zero and the guaranteed return is 155.29%. The conversion price is (Won)5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Kwangju Bank will be issued upon conversion.

5. ALLOWANCE FOR POSSIBLE LOAN LOSSES

(1)	Allowance for possible loan losses as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Loans:
Woori Finance Information System	(Won)	150	(Won)	150	US$	130	US$	130
Woori F&I		624		634		541		549
Woori Second Asset Securitization Specialty		1		1		1		1
Woori Third Asset Securitization Specialty		139		139		121		121
Woori Bank		—		3,000		—		2,603
Kwangju Bank		250		250		217		217

Sub-total		1,164		4,174		1,010		3,621

Long-term accrued interest income:
Woori Bank		—		140		—		121
Kwangju Bank		17		11		15		10

Sub-total		17		151		15		131

Total	(Won)	1,181	(Won)	4,325	US$	1,025	US$	3,752

(2)	Changes in allowances for possible loan losses during the six-month periods ended June 30, 2004 and 2003 and the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

	Six months ended Jun. 30, 2004		The year ended Dec. 31, 2003		Six months ended Jun. 30, 2003
Beginning balance	(Won)	4,325	(Won)	147,381	(Won)	147,381
Write off loans		—		(127,400)		—
Provision for possible loan loss (reversal of allowance for doubtful loans)		(3,144)		(15,656)		(3,773)

Ending balance	(Won)	1,181	(Won)	4,325	(Won)	143,608

6. FIXED ASSETS

(1)	Changes in tangible assets for the six-month period ended June 30, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004		Acquisition		Disposition		Depreciation		Jun. 30, 2004
Vehicles	(Won)	57	(Won)	—	(Won)	35	(Won)	13	(Won)	9
Furniture and equipment		124		124		—		56		192
Structures in leased offices		61		53		—		17		97

	(Won)	242	(Won)	177	(Won)	35	(Won)	86	(Won)	298

(2)	Changes in intangible assets for the six-month period ended June 30, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004		Acquisition		Amortization		June 30, 2004
Software	(Won)	20	(Won)	—	(Won)	4	(Won)	16
Industrial property right		31		11		5		37

	(Won)	51	(Won)	11	(Won)	9	(Won)	53

Accumulated amortization of software and industrial property right amounted to (Won)17 million (US$ 15 thousand) and (Won)20 million (US$ 17 thousand), respectively, as of June 30, 2004.

7. OTHER ASSETS

Other assets as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Guarantee deposits	(Won)	3,871	(Won)	3,871	US$	3,359	US$	3,359
Other receivables		1,485		1,146		1,289		994
Accrued income		4,827		31,471		4,188		27,307
Currency swaps (Notes 9 and 10)		—		16,463		—		14,285
Advance payment		20		1		17		1
Prepaid expenses		513		794		444		689
Prepaid income tax		5,225		6,554		4,534		5,686

Total		15,941		60,300		13,831		52,321

Allowance for losses for accrued interest (Note 5)		(17)		(151)		(15)		(131)

Net	(Won)	15,924	(Won)	60,149	US$	13,816	US$	52,190

8.	BORROWINGS

Borrowings in local currency and line of credit as of June 30, 2004 and December 31, 2003 are as follows:

	Annual Interest rate (%)	Maturity	Korean won				US dollars (Note 2)
			Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
			(In millions)				(In thousands)
Hana Bank	(*1)	Oct. 30, 2004	(Won)	60,000	(Won)	—	US$	52,061	US$	—
KorAm Bank	(*2)	Sep. 30, 2005		70,000		—		60,738		—
Shinhan Bank	(*3)	Aug. 19, 2005		—		—		—		—
Korea First Bank	(*4)	Jul. 16, 2004		70,000		—		60,738		—
Samsung Insurance Company (*5)	6.10%	Sep. 15, 2005		20,000		—		17,352		—

			(Won)	220,000	(Won)	—	US$	190,889	US$	—

(*1)	Interest at 3-month Negotiable Certificate of Deposit (“CD”) rate + 1.2%. Early redemption is permitted. The borrowing is made under the line of credit of (Won)200,000 million (US$ 173,536 thousand) as of June 30, 2004.
(*2)	Interest at 3-month CD rate +1.3%. Early redemption is permitted. The borrowing is made under the line of credit of (Won)100,000 million (US$ 86,768 thousand) as of June 30, 2004.

(*3)	Interest at 3-month CD rate +1.4%. Early redemption is permitted. The borrowing is made under the line of credit of (Won)200,000 million (US$ 173,536 thousand) as of June 30, 2004.
(*4)	Interest at 3-month CD rate +1.5%. Early redemption is permitted. The borrowing is made under the line of credit of (Won)100,000 million (US$ 86,768 thousand) as of June 30, 2004.
(*5)	The borrowing is made under the line of credit of (Won)100,000 million (US$ 86,768 thousand) as of June 30, 2004.

9. DEBENTURES

(1)	Debentures in local currency as of June 30, 2004 and December 31, 2003 are as follows:

1)	Bonds

	Issue date	Annual interest rate (%)	Maturity	Korean won				US dollars (Note 2)
				Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
				(In millions)				(In thousands)
The 2nd bonds	Sep. 28, 2001	5.00	Sep. 28, 2004	(Won)	300,000	(Won)	300,000	US$	260,304	US$	260,304
The 3rd bonds	Dec. 03, 2001	5.93	Dec. 03, 2004		300,000		300,000		260,304		260,304
The 4th bonds	Dec. 17, 2001	6.00	Dec. 17, 2004		150,000		150,000		130,152		130,152
The 5th bonds	Dec. 28, 2001	6.86	Jun. 28, 2004		—		300,000		—		260,304
The 7th bonds	Nov. 27, 2002	5.80	Nov. 27, 2005		300,000		300,000		260,304		260,304
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007		200,000		200,000		173,534		173,534
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		300,000		300,000		260,304		260,304
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000		260,304		260,304
The 11th bonds	Jun. 18. 2004	5.05	Jun. 18, 2009		370,000		—		321,041		—

Total					2,220,000		2,150,000		1,926,247		1,865,510
Less: discounts					(4,943)		(7,403)		(4,288)		(6,424)

				(Won)	2,215,057	(Won)	2,142,597	US$	1,921,959	US$	1,859,086

2)	Convertible bonds

	Issue date	Annual interest rate (%)	Maturity	Korean won				US dollars (Note2)
				Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
				(In millions)				(In thousands)
The convertible bonds	Mar. 26, 2003	—	Mar. 26, 2006	(Won)	20,000	(Won)	20,000	US$	17,354	US$	17,354
Add: redemption premium					2,314		2,314		2,008		2,008
Less: reconciliation for conversion rights					(1,976)		(2,509)		(1,715)		(2,178)

				(Won)	20,338	(Won)	19,805	US$	17,647	US$	17,184

The unguaranteed privately placed convertible bonds were issued to Lehman Brothers HY Opportunities Korea Inc.. The coupon rate is zero whereas yield to maturity of 3.683 % was guaranteed if the bonds would not be converted. The conversion price is (Won) 5,380 per share which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of the shares to be issued upon conversion is 3,717,472. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until September 26, 2004.

(2)	Debentures in foreign currencies as of June 30, 2004 and December 31, 2003 are as follows (Unit: Korean won in millions, US dollars in thousands, and Japanese yen in thousands):

1)	Bonds in foreign currencies

	Issue date	Annual interest rate (%)	Maturity	Foreign currencies
				Jun. 30, 2004		Dec. 31, 2003
Floating rate notes	Nov. 2, 2001	(*1)	Nov. 2, 2004	US$	150,000	US$	150,000
Less: discount					(83)		(204)

				US$	149,917	US$	149,796

Korean won equivalent				(Won)	172,780	(Won)	179,426

Yen denominated bonds	Jan. 16, 2002	1.74	Jan. 16, 2004	JPY	—	JPY	15,000,000
Less: discount					—		(1,563)

				JPY	—	JPY	14,998,437

Korean won equivalent				(Won)	—	(Won)	167,922

Total				(Won)	172,780	(Won)	347,348

(*1)	London Interbank Offered Rate (LIBOR) (6 months) + 1.6%

2)	Convertible bonds in foreign currency

	Issue date	Annual interest rate (%)	Maturity	Foreign currencies
				Jun. 30, 2004		Dec. 31, 2003
Convertible bonds (*1)	Sep. 27, 2002	—	Sep. 27, 2005	US$	36,000	US$	36,000
Long-term accrued interest					1,886		1,345

				US$	37,886	US$	37,345

Korean won equivalent				(Won)	43,664	(Won)	44,732

Convertible bonds (*2)	Dec. 20, 2002	—	Dec. 20, 2005	US$	16,000	US$	16,000
Long-term accrued interest					678		454

				US$	16,678	US$	16,454

Korean won equivalent				(Won)	19,222	(Won)	19,709

Convertible bonds (*3)	Mar. 26, 2003	—	Mar. 26, 2006	US$	39,000	US$	39,000
Add: redemption premium					2,664		2,664
Less: reconciliation for conversion rights					(2,673)		(3,407)

				US$	38,991	US$	38,257

Korean won equivalent				(Won)	44,937	(Won)	45,818

Convertible bonds (*4)	Jul. 10, 2003	—	Jul. 10, 2006	US$	1,000	US$	1,000
Add: redemption premium					63		63
Less: reconciliation for conversion rights					(67)		(82)

				US$	996	US$	981

				(Won)	1,147	(Won)	1,173

Total				(Won)	108,970	(Won)	111,432

(*1)	The unguaranteed privately placed bonds of US$ 36 million were issued to Lehman Brothers International Europe (“LBIE”) on September 27, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.9245% was guaranteed if the bonds would not be converted. The conversion price is (Won) 7,313 per share (conversion-exchange rate applied was (Won)1,201.4:US$ 1),which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares.The number of shares available for conversion is 5,914,180 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and half year after the issuance date.

(*2)	The unguaranteed privately placed bonds of US$16 million were issued to LBIE on December 20, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.7335% was guaranteed if the bonds would not be converted. The conversion price is (Won)5,588 per share (conversion-exchange rate applied was (Won)1,215.8:US$ 1),which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares.

The number of shares available for conversion is 3,481,173 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and a half year after the issuance date.
(*3)	The unguaranteed privately placed bonds of US$ 39 million were issued to LBIE on March 26, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.215% was guaranteed if the bonds would not be converted. The conversion price is (Won)5,380 per share (conversion-exchange rate applied was (Won)1,194.9:US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 8,661,914 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until September 26, 2004.
(*4)	The unguaranteed privately placed bonds of US$ 1 million were issued to LBIE on July 10, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.034% was guaranteed if the bonds would not be converted. The conversion price is (Won)7,228 per share (conversion-exchange rate applied was (Won)1,188.5:US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 164,429 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until January 10, 2005.

(3)	In connection with the debentures in foreign currencies listed above, the Company has entered into cross currency interest rate swaps with Woori Bank in order to prevent any risks involved with fluctuations in exchange rates and interest rates. As of June 30, 2004 and December 31, 2003, cross currency interest rate swap contracts are as follows (Unit: Korean won in millions, U.S. dollars in thousands, and Japanese yen in thousands):

	Contract date	Maturity date	Contracted amount				Interest rates and terms of payment
			Jun. 30, 2004		Dec. 31, 2003
Swap 1	Nov. 7, 2001	Nov. 2, 2004	US$	50,000	US$	50,000	Receipt: LIBOR (6 months) + 1.6%
				64,650		64,650	Payment: annual rate of 6.90% in every 3 months
Swap 2	Nov. 18, 2001	Nov. 2, 2004	US$	99,496	US$	99,496	Receipt: LIBOR (6 months) + 1.6%
				128,888		128,888	Payment: CD interest rate (3 months) + 1.5%
Swap 3	Jan. 28, 2002	Jan. 16, 2004		—	JPY	14,924,633	Receipt: annual rate of 1.74% in every 6 months
				—		147,754	Payment: CD interest rate (91 days) + 1.59%
Swap 4	Sep. 27, 2002	Sep. 27, 2005	US$	36,000	US$	36,000	Receipt: compound interest rate of 2.9245% (6 months)
				44,136		44,136	Payment: annual rate of 5%
Swap 5	Dec. 20, 2002	Dec. 20, 2005	US$	16,000	US$	16,000	Receipt: compound interest rate of 2.7335% (6 months)
				19,248		19,248	Payment: annual rate of 4.84%
Swap 6	Mar. 26, 2003	Mar. 26, 2006	US$	39,000	US$	39,000	Receipt: compound interest rate of 2.215% (6 months)
				48,633		48,633	Payment: annual rate of 3.04%
Swap 7	Jul. 9, 2003	Jul. 10, 2006	US$	1,000	US$	1,000	Receipt: compound interest rate of 2.034% (6 months)
				1,179		1,179	Payment: annual rate of 3.93%

For the six-month period ended June 30, 2004, losses on valuation of swaps of (Won)13,531 million (US$ 11,741 thousand) and for the six-month period ended June 30, 2003, gains on valuation of (Won)1,392 million (US$1,208 thousand) and losses on valuation of (Won)6,816 million (US$ 5,914 thousand), are recorded in connection with the above swap contracts.

10. ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies of the Company as of June 30, 2004 and December 31, 2003 are summarized as follows:

	Foreign currencies				Korean won equivalent
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In thousands)				(In millions)
(Assets)
Currency swaps	JPY	—	JPY	1,470,444	(Won)	—	(Won)	16,463

(Liabilities)
Debentures in foreign currencies	US$	241,917	US$	241,796		278,809		289,624
“	JPY	—	JPY	14,998,437		—		167,922
Long-term accrued interest payables	US$	2,564	US$	1,799		2,956		2,155
Redemption premium	US$	2,727	US$	2,727		3,143		3,258
Reconciliation for conversion rights	US$	(2,740)	US$	(3,489)		(3,158)		(4,179)
Accrued expenses	US$	920	US$	920		1,060		1,101
	JPY	—	JPY	54,611		—		611
Currency swaps	US$	27,704	US$	15,360		31,929		18,398

	US$	273,092	US$	259,113	(Won)	314,739	(Won)	478,890

	JPY	—	JPY	15,053,048

11. ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)1,064 million (US$ 923 thousand) and (Won)1,583 million (US$ 1,374 thousand) as of June 30 2004 and December 31, 2003, respectively.

The details of changes in the accrued severance benefits for the six-month period ended June 30, 2004 and the year ended December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Six months ended Jun. 30, 2004		The year ended Dec. 31, 2003		Six months ended Jun. 30, 2004		The year ended Dec. 31, 2003
	(In millions)				(In thousands)
Beginning balance	(Won)	1,583	(Won)	968	US$	1,374	US$	840
Provision for severance benefits		25		626		22		543
Payment for severance benefits (Note 16)		(544)		(11)		(473)		(9)

Ending balance	(Won)	1,064	(Won)	1,583	US$	923	US$	1,374

The Company has purchased an employee retirement trust and made deposits at Woori Bank. As of June 30, 2004 and December 31, 2003, the deposits, amounting to (Won)517 million (US$ 449 thousand) and (Won)954 million (US$ 828 thousand), respectively, are presented as a deduction from accrued severance indemnities.

12. OTHER LIABILITIES

Other liabilities as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Accrued severance benefits (Note 11)	(Won)	1,064	(Won)	1,583	US$	923	US$	1,374
Deposits with employee retirement trust (Note 11)		(517)		(954)		(449)		(828)
Other payables		1,425		507		1,236		440
Accrued expenses		8,930		9,016		7,749		7,823
Withholdings		114		188		99		163
Currency swaps (Notes 9 and 10)		31,929		18,398		27,704		15,964

	(Won)	42,945	(Won)	28,738	US$	37,262	US$	24,936

13. SHAREHOLDERS’ EQUITY

(1)	The Company has 2,400,000,000 authorized shares of common stock with (Won)5,000 par value, of which 784,076,172 shares [(Won)3,920,381 million (US$ 3,401,632 thousand)] and 775,504,910 shares [(Won)3,877,525 million (US$ 3,364,447 thousand)] are issued and outstanding as of June 30, 2004 and December 31, 2003, respectively.

(2)	The changes in the capital stock of the Company during the period from the incorporation to June 30, 2004 are as follows (Unit: Korean won in millions):

Date of issuance	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

		775,504,910	(Won)	3,877,525	(Won)	58,071

In 2004	Issuance of new shares(*1)	8,571,262		42,856		14,126

		784,076,172	(Won)	3,920,381	(Won)	72,197

(*1)	On June 18, 2004, the Company issued its new common shares to wholly own Woori Securities, one of its subsidiaries. Those new common shares were offered to exchange for 15,584,113 common shares of Woori Securities.

(3)	As of June 30, 2004 and December 31, 2003, other capital surplus is consideration for conversion rights in the total amount of (Won)3,253 million (US$ 2,823 thousand), consisting of (Won)2,215 million (US$1,922 thousand), (Won)997 million (US$ 865 thousand), and (Won)41 million (US$ 36 thousand) for convertible bonds, the first two among which were issued on March 26, 2003 and the third among which was issued on July 10, 2003.

(4)	Pursuant to the Financial Holding Company Act Article 53, legal reserves are appropriated at no less than one tenth of net income until reaching to an amount equal to the Company’s contributed capital, whenever dividends are declared.

(5)	The reconciliation between retained earnings before appropriations as of June 30, 2004 and December 31, 2003 is as follows:

	Korean won			US dollars (Note 2)
	(In millions)			(In thousands)
December 31, 2003		(Won)	223,945		US$	194,312
Appropriation
Dividends in cash	(77,550)			(67,288)
Transfer to legal reserve	(20,257)			(17,577)
Transfer to voluntary reserve	(120,000)		(217,807)	(104,121)		(188,986)

Decreases due to using the equity method of accounting for the six months ended Jun. 30, 2004			(136,663)			(118,579)
Net income for the six months ended Jun. 30, 2004			180,475			156,594

June 30, 2004		(Won)	49,950		US$	43,341

14. STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won)6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share, the number of stock options to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

(2)	The stock options (220,000 shares) granted to 9 directors of the Company and its subsidiaries, who subsequently retired, were cancelled by the resolution of the Company’s board of directors in 2003 and for the six-month period ended June 30, 2004.

(3)	The summary of stock options granted as of June 30, 2004 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	440,000 shares	900,000 shares	1,340,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach

(4)	The Company estimated stock option costs using the Black-Scholes Option Pricing Model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected lapse ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won)6,800 per share
Fair value	(Won)2,081 per share

(5)	The summary of stock option costs over the exercisable period is summarized as follows (Unit: Korean won in millions):

Description	The Company		Subsidiaries		Total
Total stock option costs	(Won)	916	(Won)	1,873	(Won)	2,789
Recorded in 2002, 2003 and the first half of 2004		725		1,482		2,207
To be recorded thereafter		191		391		582

Each subsidiary is responsible for absorbing the respective stock option cost of its management. The subsidiaries recorded the related cost as stock compensation expense and other payables, and the Company recorded the same amount as other receivables and capital adjustments.

15. INCOME TAX EXPENSE

(1)	Differences between financial accounting income and taxable income for the six- month period ended June 30, 2004 are as follows:

	Korean won		US dollars (Note 2)
	(In millions)		(In thousands)
Net income	(Won)	180,475	US$	156,594

Permanent differences
Additions:
Gain on valuation of investment securities		554,858		481,439
Deemed interest income		1,573		1,365
Other		217		188

		556,648		482,992
Deductions:
Dividend		241,990		209,970

	Korean won		US dollars (Note 2)
	(In millions)		(In thousands)
Investment securities	(Won)	136,663	US$	118,579

		378,653		328,549

		177,995		154,443

Temporary differences
Additions:
Long-term accrued interest income		30,232		26,232
Other		36,249		31,452

		66,481		57,684
Deductions:
Investment securities		390,956		339,224
Other		8,578		7,443

		399,534		346,667

		(333,053)		(288,983)

Income after tax adjustments		25,417		22,054

Utilization of tax loss carryforwards		(25,417)		(22,054)

Taxable income	(Won)	—	US$	—

(2)	The changes in cumulative temporary differences and tax loss carryforwards for the six-month period ended June 30, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004 (*1)		Increase		Decrease		Jun. 30, 2004		Deferred tax assets (liabilities)(*2)
Investment securities	(Won)	(1,426,634)	(Won)	(390,956)	(Won)	—	(Won)	(1,817,590)	(Won)	(16,685)
Swap contracts		(1,935)		31,928		1,935		28,058		7,716
Accrued income		(1,239)		(474)		(461)		(1,252)		(344)
Accrued severance benefits		950		—		—		950		261
Depreciation		19		—		—		19		5
Accrued expenses		2,200		2,612		—		4,812		1,323
Provision for possible loan loss		—		—		115		(115)		(32)
Accounts receivable		(1,015)		(468)		—		(1,483)		(408)
Employee retirement deposits		(950)		(13)		(446)		(517)		(142)
Long-term accrued interest payables		2,154		801		—		2,955		813
Long-term accrued interest income		(30,232)		(3,372)		(30,232)		(3,372)		(927)
Premiums on debentures		5,572		—		—		5,572		1,532
Adjustment of conversion rights		(6,688)		(2,200)		—		(8,888)		(2,444)

		(1,457,798)		(362,142)		(29,089)		(1,790,851)		(9,332)
Tax loss carryforwards		197,308		—		25,417		171,891		47,270

	(Won)	(1,260,490)	(Won)	(362,142)	(Won)	(3,672)	(Won)	(1,618,960)	(Won)	37,938

(*1)	Reflected the additional adjustment based on the reported tax returns.
(*2)	The Company did not recognize deferred tax assets due to the uncertainty of its future realization.
(3)	Remaining tax loss carryforwards and their expirations are as follows (Unit: Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration
2001	(Won)	25,588	(Won)	25,417	(Won)	171	2006
2002		14,205		—		14,205	2007
2003 (*1)		157,515		—		157,515	2008

	(Won)	197,308	(Won)	25,417	(Won)	171,891

(*1)	Reflected the additional adjustment based on the reported tax returns.

(4)	For the six months ended June 30. 2004, there is no income tax expense reflected in the statement of income as there is no tax expense required by the Corporate Tax Act and there are no changes in net deferred tax assets.

16. STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2004 and 2003, the transactions without cash flows are as follows:

	Korean won				US dollars (Note 2)
Transactions	2004		2003		2004		2003
	(In millions)				(In thousands)
Increase in capital adjustments due to valuation of investment securities	(Won)	554,858	(Won)	385,111	US$	481,439	US$	334,153
Decrease in retained earnings due to valuation of investment securities		(136,663)		(9,955)		(118,579)		(8,638)
Increase in investment securities and capital		56,999		—		49,457		—
Increase in other receivable and stock options		468		577		406		501
Increase in conversion rights		—		3,212		—		2,787
Payables for severance benefits		14		—		13		—

17. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the six-month periods ended June 30, 2004 and 2003 are summarized as follows:

	Korean won				US dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
Salaries, wages and bonuses	(Won)	3,913	(Won)	3,360	US$	3,395	US$	2,915
Provision for severance benefits		25		267		22		232
Fringe benefits		407		239		353		207
Rent		1,139		1,169		988		1,014
Entertainment		208		257		180		223
Depreciation		86		70		75		61
Amortization on intangible assets		9		7		8		6
Taxes and dues		26		43		23		37
Advertising		1,876		5,267		1,628		4,570
Travel		33		107		29		93
Telecommunications		35		37		30		32
Service fee		958		570		831		495
Suppliers		55		49		47		43
Stock compensation (Note 14)		229		234		199		203
Other		826		674		716		585

	(Won)	9,825	(Won)	12,350	US$	8,524	US$	10,716

General and administrative expenses for the three-month periods ended June 30, 2004 and 2003 are summarized as follows:

	Korean won				US dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
Salaries, wages and bonuses	(Won)	1,902	(Won)	1,425	US$	1,650	US$	1,236
Provision for severance benefits		2		210		2		182
Fringe benefits		138		98		120		85
Rent		574		582		498		505
Entertainment		99		149		86		129
Depreciation		60		36		52		31
Amortization on intangible assets		5		4		4		3
Taxes and dues		10		21		9		18
Advertising		1,172		728		1,017		632
Travel		16		67		14		58
Telecommunications		23		19		20		17
Service fee		460		311		398		270
Suppliers		34		22		30		19
Stock compensation		112		117		97		102
Other		440		428		381		372

	(Won)	5,047	(Won)	4,217	US$	4,378	US$	3,659

18. FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of June 30, 2004 are as follows (Unit: Korean won in millions):

Company	Total assets		Total liabilities		Total stockholders’ equity (capital deficiency)
Woori Bank	(Won)	110,446,333	(Won)	103,805,461	(Won)	6,640,872
Kyongnam Bank		11,432,260		10,870,785		561,475
Kwangju Bank		9,033,312		8,630,353		402,959
Woori Finance Information System		306,294		297,932		8,362
Woori F&I		201,636		155,873		45,763
Woori Second Asset Securitization Specialty		20,554		34,083		(13,529)
Woori Third Asset Securitization Specialty		60,733		88,053		(27,320)
Woori Investment Trust Management		33,001		318		32,683
Woori Securities		1,008,386		646,769		361,617

	(Won)	132,542,509	(Won)	124,529,627	(Won)	8,012,882

(2)	The condensed statements of operations of subsidiaries for the six-month period ended June 30, 2004 are as follows (Unit: Korean won in millions):

Company	Operating revenue		Operating expense		Net operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	4,957,417	(Won)	4,310,248	(Won)	647,169	(Won)	701,719	(Won)	590,699
Kyongnam Bank		389,222		303,007		86,215		67,057		67,156
Kwangju Bank		289,208		242,748		46,460		59,387		58,027
Woori Credit Card (*1)		220,798		609,694		(388,896)		(465,879)		(465,879)
Woori Finance Information System		142,933		143,002		(69)		1,194		659
Woori F&I		11,421		9,027		2,394		6,677		3,533
Woori Second Asset Securitization Specialty		2,310		1,970		340		299		299
Woori Third Asset Securitization Specialty		34		1,676		(1,642)		(1,646)		(1,646)
Woori Investment Trust Management		2,900		2,586		314		300		105
Woori Securities		102,321		104,654		(2,333)		(6,641)		(6,661)

	(Won)	6,118,564	(Won)	5,728,612	(Won)	389,952	(Won)	362,467	(Won)	246,292

(*1)	The condensed statement of operations of Woori Credit Card was prepared for the three-

month	period ended March 31, 2004 prior to the merger into Woori Bank.

(3)	Major debt and assets of the Company and its subsidiaries as of June 30, 2004 are summarized as follows (Unit: Korean won in millions):

1)	Major debt

Company	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	220,000	(Won)	2,517,145	(Won)	2,737,145
Woori Bank		76,596,713		8,724,352		10,620,376		95,941,441
Kyongnam Bank		8,615,197		1,648,096		210,000		10,473,293
Kwangju Bank		6,617,539		1,509,737		200,000		8,327,276
Woori Finance Information System		—		210,000		—		210,000
Woori F&I		—		150,000		—		150,000
Woori Second Asset Securitization Specialty		—		100		—		100
Woori Third Asset Securitization Specialty		—		27,790		—		27,790
Woori Securities		161,880		33,911		—		195,791

	(Won)	91,991,329	(Won)	12,523,986	(Won)	13,547,521	(Won)	118,062,836

2)	Major assets

Company	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	453,595	(Won)	8,255,178	(Won)	231,726	(Won)	8,940,499
Woori Bank		4,974,823		21,098,696		76,452,327		102,525,846
Kyongnam Bank		771,741		3,385,558		6,740,042		10,897,341
Kwangju Bank		265,491		2,677,362		5,644,943		8,587,796
Woori Finance Information System		6,776		519		—		7,295
Woori F&I		41,063		45,700		110,976		197,739
Woori Second Asset Securitization Specialty		6,642		11,323		2,249		20,214
Woori Third Asset Securitization Specialty		1,821		58,904		—		60,725
Woori Investment Trust Management		25,775		338		—		26,113
Woori Securities		204,161		233,428		35,855		473,444

Total	(Won)	6,751,888	(Won)	35,767,006	(Won)	89,218,118	(Won)	131,737,012

(4)	Allowances for possible loan losses of each subsidiary as of June 30, 2004 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	78,223,564	(Won)	1,771,236	2.26
Kyongnam Bank		6,838,259		98,217	1.44
Kwangju Bank		5,717,153		72,210	1.26
Woori F&I		111,533		557	0.50
Woori Second Asset Securitization Specialty		14,576		12,327	84.57
Woori Third Asset Securitization Specialty		445		445	100.00
Woori Securities		43,065		7,210	16.74

Total	(Won)	90,948,595	(Won)	1,962,202	2.16

Allowances for possible loan losses of each subsidiary as of December 31, 2003 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	74,343,819	(Won)	1,550,988	2.09
Kyongnam Bank		6,550,115		103,556	1.58
Kwangju Bank		5,409,972		72,042	1.33
Woori Credit Card		1,809,395		379,651	20.98
Woori F&I		115,237		501	0.43
Woori Second Asset Securitization Specialty		17,980		11,675	64.93
Woori Third Asset Securitization Specialty		445		19	4.27
Woori Securities		59,582		21,034	35.30

Total	(Won)	88,306,545	(Won)	2,139,466	2.42

19. CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES:

Contributions to net income of the Company by subsidiaries after elimination of unrealized inter-companies incomes or losses for the six-month period ended June 30, 2004 are as follows:

Company	Korean won		US dollars (Note 2)		Ratio (%)
	(In millions)		(In thousands)
Woori Bank	(Won)	584,770	US$	507,393	237.3
Kyongnam Bank		66,924		58,069	27.2
Kwangju Bank		57,484		49,878	23.3
Woori Credit Card		(466,410)		(404,694)	(189.2)
Woori Finance Information System		532		462	0.2
Woori F&I		3,531		3,064	1.4
Woori Second Asset Securitization Specialty		300		260	0.1
Woori Third Asset Securitization Specialty		(1,646)		(1,428)	(0.7)
Woori Investment Trust Management		105		91	—
Woori Securities		867		751	0.4

Gain on valuation using the equity method		246,457		213,846	100.0

Other income		34,896		30,278
Other expenses		(100,878)		(87,530)

Net income	(Won)	180,475	US$	156,594

20. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES:

(1)	Account balances with the subsidiaries as of June 30, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2004		Dec. 31, 2003		Jun. 30, 2004		Dec. 31, 2003		Account
	(In millions)				(In thousands)
Woori Bank	(Won)	404,084	(Won)	322,145	US$	350,615	US$	279,518	Cash and bank deposits
“		—		600,000		—		520,607	Loans
“		3,846		3,846		3,337		3,337	Guarantee deposits
“		964		652		836		566	Other receivables
“		581		28,379		504		24,624	Accrued income
“		—		16,463		—		14,285	Currency swaps (assets)
“		51		—		44		—	Other payables
“		31,929		18,398		27,704		15,964	Currency swaps (liabilities)
Kyongnam Bank		29,501		16,204		25,597		14,060	Cash and bank deposits
“		28		14		24		12	Accrued income
Kwangju Bank		20,009		11,236		17,361		9,749	Cash and bank deposits
“		50,000		50,000		43,384		43,384	Loans
“		3,379		2,253		2,932		1,955	Accrued income
Woori Credit Card		—		8		—		7	Other receivables
“		—		93		—		81	Other payables
Woori Finance Information System		30,000		30,000		26,030		26,030	Loans
“		148		101		128		88	Other receivables
“		366		363		318		315	Accrued income
“		327		—		284		—	Accrued expense
Woori F&I		125,000		126,850		108,460		110,065	Loans
Woori Second Asset Securitization Specialty		100		100		87		87	Loans
“		2		2		2		2	Accrued income
Woori Third Asset Securitization Specialty		27,790		27,790		24,113		24,113	Loans
“		459		459		398		398	Accrued income
Woori Investment Trust Management		58		39		50		34	Other receivables
Woori Credit Information		132		90		115		78	Other receivables
Woori CA Asset Management		181		124		157		108	Other receivables
Principal guaranteed trust accounts of Woori Bank		517		954		449		828	Deposits with employee retirement trust
“		14		—		12		—	Accrued income

(2)	Transactions with the subsidiaries for the six-month periods ended June 30, 2004 and 2003 are as follows:

	Korean won				US dollars (Note 2)
	2004		2003		2004		2003		Account
	(In millions)				(In thousands)
Woori Bank	(Won)	3,342	(Won)	2,349	US$	2,900	US$	2,038	Interest income
“		5,762		11,859		5,000		10,290	Interest income
“		—		598		—		519	Gain on valuation of swap contracts
“		13,531		6,023		11,741		5,226	Loss on valuation of swap contracts
“		992		992		861		861	Rent
Kyongnam Bank		360		236		312		205	Interest income
Kwangju Bank		255		209		221		181	Interest income
“		1,122		1,110		974		963	Interest income
Woori Credit Card		—		3,163		0		2,744	Interest income
Woori Finance Information System		1,095		6,643		950		5,764	Interest income
“		1,348		185		1,170		161	Other administrative expenses
Woori F&I		4,579		2,848		3,973		2,471	Interest income
Woori First Asset Securitization Specialty		—		6,514		—		5,652	Interest income
Woori Second Asset Securitization Specialty		4		1,001		3		869	Interest income
Woori Third Asset Securitization Specialty		1,083		1,427		940		1,238	Interest income
Principal guaranteed trust accounts of Woori Bank		23		—		20		—	Interest income

(3)	Repurchase of the transferred credit card subscriber base

Kwangju Bank sold its credit card subscriber base to WCC on February 28, 2003. However, due to WCC’s merger into Woori Bank in the first quarter of 2004, Kwangju Bank repurchased such credit card subscriber base including the related card assets and liabilities from WCC on March 29, 2004. The consideration for the transaction was (Won) 73 billion (US$ 63 million) and no gains or losses was recorded in connection.

21. EARNINGS PER COMMON SHARE:

(1)	Basic ordinary income per common share and basic net income per common share for the three-month and six-month periods ended June 30, 2004 and 2003 are as follows:

	Korean won
	2004				2003
	Three-month		Six-month		Three-month		Six-month
	(In millions, except for earning per share data)
Net income on common shares	(Won)	331,844	(Won)	180,475	(Won)	325,563	(Won)	507,502
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Ordinary income on common shares	(Won)	331,844	(Won)	180,475	(Won)	325,563	(Won)	507,502

Weighted average number of common shares outstanding		776,716,067		776,117,143		767,944,624		767,880,412

Basic ordinary income per common shares	(Won)	427	(Won)	233	(Won)	424	(Won)	661

Basic net income per common shares	(Won)	427	(Won)	233	(Won)	424	(Won)	661

	US dollars (Note 2)
	2004				2003
	Three-month		Six-month		Three-month		Six-month
	(In thousands, except for earning per share data)
Net income on common shares	US$	287,934	US$	156,594	US$	282,484	US$	440,349
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Ordinary income on common shares	US$	287,934	US$	156,594	US$	282,484	US$	440,349

Weighted average number of common shares outstanding		776,716,067		776,117,143		767,944,624		767,880,412

Basic ordinary income per common shares	US$	0.370	US$	0.202	US$	0.368	US$	0.574

Basic net income per common shares	US$	0.370	US$	0.202	US$	0.368	US$	0.574

(2)	Diluted ordinary income per common share and diluted net income per common share for the three-month and six-month periods ended June 30, 2004 and 2003 are as follows:

	Korean won
	2004				2003
	Three-month		Six-month		Three-month		Six-month
	(In millions, except for earning per share data)
Diluted net income on common shares	(Won)	335,649	(Won)	181,766	(Won)	326,449	(Won)	508,806
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted ordinary income on common shares	(Won)	335,649	(Won)	181,766	(Won)	326,449	(Won)	508,806

Weighted average number of common and dilutive common shares outstanding		798,655,235		783,315,788		790,120,823		783,910,021

Diluted ordinary income per common shares	(Won)	420	(Won)	232	(Won)	413	(Won)	649

Diluted net income per common shares	(Won)	420	(Won)	232	(Won)	413	(Won)	649

	US dollars (Note 2)
	2004				2003
	Three-month		Six-month		Three-month		Six-month
	(In thousands, except for earning per share data)
Diluted net income on common shares	US$	291,235	US$	157,715	US$	283,253	US$	441,480
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted ordinary income on common shares	US$	291,235	US$	157,715	US$	283,253	US$	441,480

Weighted average number of common and dilutive common shares outstanding		798,655,235		783,315,788		790,120,823		783,910,021

Diluted ordinary income per common shares	US$	0.364	US$	0.201	US$	0.358	US$	0.563

Diluted net income per common shares	US$	0.364	US$	0.201	US$	0.358	US$	0.563

(3)	Basic net income per common share and diluted net income per common share are (Won)262 (US$ 0.227) and (Won)261 (US$ 0.226), respectively, for the year ended December 31, 2003. Basic net loss per common share and diluted net loss per common share are (Won)195 (US$ 0.169) and (Won)188 (US$ 0.163), respectively, for the three months ended March 31, 2004.

(4)	All common stock equivalents as of June 30, 2004 are as follows (Unit: Korean won in millions and US dollar in thousands):

Item	Face value		Exercise period	Common stock to be issued (shares)	Remarks
Convertible bonds	US$	36,000	Sep. 28, 2003 ~ Aug. 27, 2005	5,914,180	Using exchange rate of (Won)1,201.4, convert 1 share at (Won)7,313
Convertible bonds	US$	16,000	Dec. 21, 2003 ~ Nov. 20, 2005	3,481,173	Using exchange rate of (Won)1,215.8, convert 1 share at (Won)5,588
Convertible bonds	(Won)	20,000	Mar. 27, 2004 ~ Feb. 26, 2006	3,717,472	Convert 1 share at (Won)5,380
Convertible bonds	US$	39,000	Mar. 27, 2004 ~ Feb. 26, 2006	8,661,914	Using exchange rate of (Won)1,194.9, concert 1 shares at (Won)5,380
Convertible bonds	US$	1,000	Jul. 10, 2004 ~ Jun. 10, 2006	164,429	Using exchange rate of (Won)1,188.5, concert 1 shares at (Won)7,228
Stock options		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,340,000	(Note 14)

22. INSURANCE

As of June 30, 2004, the Company has insurance for liability of reparation of directors with LG Insurance Co., Ltd The insurance coverage is (Won)20,000 million (US$17,354 thousand).

23. CREDITS TO SK NETWORKS CO., LTD.

Woori Bank has loans receivable from and payment guarantees for SK Networks Co., Ltd. (formerly known as “SK Global”) and its overseas subsidiaries (collectively referred to as “SK Networks”) in the total amount of (Won)200.4 billion (US$173.9 million) and available-for-sale securities in the total amount of (Won)89.6 billion (US$77.7 million). In connection therewith, Woori Bank provided (Won)96.5 billion (US$ 83.7 million) as allowances for credit losses as of June 30, 2004. However, Woori Bank’s actual loss on SK Networks credit may differ from the current estimate.

24. CREDITS TO LG CARD CO., LTD.

Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loans receivable and securities from LG Card in the total amount of (Won)422.4 billion (US$ 366.5 million) and (Won)301.8 billion (US$ 261.9 million), respectively, as of June 30, 2004. In connection therewith, the banks provided (Won)328.4 billion (US$ 284.9 million) as allowances for credit losses and cumulative impairment losses on securities. In addition, development trust accounts, for which repayment of principal or interest is guaranteed by Woori Bank, have Commercial Paper (CP) in total amount of (Won) 120.1 billion (US$ 104.2 million) and Woori Bank recorded (Won) 51.0 billion (US$ 44.3 million) in the related losses on trust management in total in 2003 and for the six-month period ended June 30, 2004. However, the Company’s bank subsidiaries’ actual losses on LG Card credit may differ from the current estimate.

25. WCC’S CAPITAL INCREASE

The Company increased its investment in WCC by purchasing 160 million shares of new common stocks of WCC, amounting to (Won)800 billion (US$ 694.1 million) for the purpose of maintaining capital adequacy of Woori Bank following the merger with WCC.

26. WOORI BANK’S MERGER WITH WOORI CREDIT CARD

Woori Bank, a subsidiary of the Company, merged with WCC, a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330.3 billion (US$ 286.6 million) of the difference between (Won) 657.2 billion (US$ 570.2 million) of net assets acquired from WCC and (Won) 326.9 billion (US$ 283.6 million) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares of Woori Bank increased from 570.5 million to 636.0 million and contributed capital of Woori Bank increased from (Won) 2,852.8 billion (US$ 2,475.3 million) to (Won) 3,179.8 billion (US$ 2,759.0 million) as of June 30, 2004.

27. ACQUISITION OF WOORI SECURITIES’ STOCK

On June 18, 2004, the Company issued 8.6 million new common shares and exchanged them for 15.6 million common shares of Woori Securities, a subsidiary of the Company, in order to wholly own the subsidiary. As a result, the number of issued common shares of the Company increased from 775.5 million to 784.1 million and contributed capital of the Company increased from (Won) 3,877.5 billion (US$ 3,364.4 million) to (Won) 3,920.4 billion (US$ 3,401.6 million) as of June 30, 2004.

28. LITIGATION

As of June 30, 2004, the Company is a defendant in a lawsuit claiming damages amounting to (Won)16.5 billion (US$14.3 million). However, the Company does not anticipate that the outcome of this lawsuit would have a significant effect on its financial condition.

29. ECONOMIC UNCERTAINTIES

The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: August 13, 2004	By: /s/ Young Sun Kim
(Signature)
Name: Young Sun Kim
Title: Director